EX99.2

The Business Acquisition Report of Westport Fuel Systems Inc. originally dated August 12, 2016 (the “Original BAR”), in respect of the merger between Westport Innovations Inc., Whitehorse Merger Sub Inc. and Fuel Systems Solutions, Inc. has been amended by this Revised Business Acquisition Report (the “Amended BAR”) to correct an alignment error in the pro forma financial information contained in the Original BAR on page 21 and to include an updated audit report on pages 26. Other than such amendments this Amended BAR does not change any of the information contained in the Original BAR or reflect any events that have occurred after the date of the Original BAR.

WESTPORT FUEL SYSTEMS INC.

FORM 51-102F4

Amended and Restated Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Westport Fuel Systems Inc. (the “Company”)

101-1750 West 75th Avenue

Vancouver, British Columbia

V6P 6G2

1.2	Executive Officer

Ryder McRitchie

Vice President, Investor Relations

Telephone: (604) 718-2046

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On June 1, 2016, pursuant to an agreement and plan of merger dated September 1, 2015 and amended on March 6, 2016 (the “Merger Agreement”) between Westport Innovations Inc., Whitehorse Merger Sub Inc. (“Merger Sub”) and Fuel Systems Solutions, Inc. (“Fuel Systems”), Merger Sub merged with and into Fuel Systems (the “Merger”), with Fuel Systems surviving the Merger as a wholly-owned subsidiary of the Company. Shareholders of Westport Innovations Inc. and Fuel Systems approved the merger at separate special meetings of shareholders on March 18, 2016 and May 31, 2016, respectively.

Fuel Systems designs and manufactures alternative fuel components and systems for use in transportation and industrial applications. Fuel Systems’ components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas, used in internal combustion engines.

Further information about the Merger Agreement and Fuel Systems can be found in the management information circulars (the “Circulars”) sent to shareholders of the Company and Fuel Systems in connection with their respective shareholder meetings, in the Merger Agreement, and the Company’s news releases dated May 26, 2016 and June 1, 2016, copies of which have been filed under the Company’s profiles on SEDAR at www.sedar.com.

2.2	Acquisition Date

The Company completed the Merger on June 1, 2016 (“Closing Date”).

2.3	Consideration

Pursuant to the Merger, Fuel Systems stockholders received newly issued common shares of the Company as consideration under the Merger Agreement at an exchange ratio of 2.4755 common shares of the Company for each share of Fuel Systems common stock (the “Exchange Ratio”).

On June 1, 2016, the Company issued 44,882,782 common shares to former Fuel Systems shareholders and 653,532 restricted share units of the Company to replace outstanding Fuel Systems restricted stock units in connection with the Merger. No replacement awards were issued for other equity instruments pursuant to the merger agreement.

The Company determined the purchase price using the Nasdaq Stock Market closing share price of the Company on the Closing Date at $2.20 per share, which resulted in total purchase consideration of $99,397,000 which includes the fair value of the common share issued of $98,742,000 thousand and the fair value of the restricted stock units related to pre-combination services of $655,000. The Company completed the preliminary purchase price allocation of the Merger, which was included in the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016 filed on August 9, 2016 under the Company’s profile on SEDAR at www.sedar.com.

2.4	Effect on Financial Position

Upon completion of the Merger, Fuel Systems became a wholly-owned subsidiary of the Company. Immediately following the completion of the Merger, the Company filed Articles of Amendment giving effect to a change of its name from Westport Innovations Inc. to Westport Fuel Systems Inc., and continues to trade under the WPRT ticker symbol on the Nasdaq Exchange and the WPT ticker symbol on the Toronto Stock Exchange. Fuel Systems shares will no longer be listed on the Nasdaq Exchange or any other securities exchange after the Closing Date.

At completion of the merger Mariano Costamagna retired and resigned as the Chief Executive Officer of Fuel Systems as at the Closing Date. Each of Mariano Costamagna, Colin S. Johnston and Anthony Harris have been added to the combined company’s board of directors to fill vacancies created by the resignation of Philip B. Hodge, Gottfried (Guff) Muench and Joseph P. Caron.

The Merger will provide Westport with a number of significant strategic and financial benefits, including the scale and expertise to compete effectively, grow, and deliver strong shareholder returns – especially when markets improve. Westport is expected to benefit from a strengthened balance sheet and enhanced liquidity, and to be positioned for continued investment and long-term financial stability. The Company will have a broad geographical reach enabling it to best serve customers and distributors. The consolidation is expected to produce cost-efficiencies. Post-merger actions will include consolidating operations and disposition of non-core assets, which are expected to reduce operating expenses and generate cash.

2.5	Prior Valuations

To the knowledge of the Company, no securities legislation or Canadian exchange or market required the Company or the Acquired Business to obtain a valuation of the Acquired Business to support the consideration paid by the Company in connection with the Merger. To the Company’s knowledge, no such opinion was obtained by the Company or the Acquired Business within the last 12 months.

2.6	Parties to Transaction

The acquisition was not with an informed person, associate or affiliate of the Company as defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations.

2.7	Date of Report

August 12, 2016.

Item 3	Financial Statements and Other Information

As required by Part 8 of National Instrument 51-102, the following financial statements are included in this Business Acquisition Report:

A.

Unaudited pro forma condensed combined balance sheet of the Company as at March 31, 2016 and unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2015 and three months ended March 31, 2016 (“Pro Forma Financial Information”), together with notes thereto. The Company has updated this Pro Forma Financial Information filed on May 12, 2016 on SEDAR under the Company’s profile using the actual exchange ratio of 2.4755, share price of $2.20 per share, common shares issued and purchase consideration on the Closing Date.;

B.	Audited financial statements of the Fuel Systems Solutions, Inc. for the years ended December 31, 2015 an December 31, 2014, together with notes thereto;

C.	Unaudited financial statements of the Fuel Systems Solutions, Inc. for the three months ended March 31, 2016, together with notes thereto.

The Company has not requested the consent of PricewaterhouseCoopers LLP to include their auditors report in this Business Acquisition Report and therefore, such consent has not been provided.

Cautionary Note Regarding Forward Looking Statements

This report contains certain “forward looking statements” within the meaning of applicable securities laws. Words such as “anticipates”, “believes”, “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward looking statements. Forward looking statements are not statements of historical fact and reflect Westport Fuel Systems’ current views about future events. This report contains forward-looking statements, including statements regarding the anticipated benefits of the Merger. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to the completion and benefits of such merger, our revenue growth, operating results, costs, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in the Company’s Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2015, Fuel System’s Annual Report on Form 10-K for the year ended December 31, 2015, and other filings made by the companies with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102.

SCHEDULE A

UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

On September 1, 2015, Westport Innovations Inc. (“Westport”) announced it had entered into an Agreement and Plan of Merger, subsequently amended on March 6, 2016 (the “Amended Merger Agreement”), by and among Westport, Whitehorse Merger Sub Inc., a wholly owned subsidiary of Westport (“Merger Sub”) and Fuel Systems Solutions, Inc. (“Fuel Systems”), pursuant to which Westport and Fuel Systems will combine their businesses through the merger of Merger Sub with and into Fuel Systems (the “Merger”), with Fuel Systems thereupon becoming a wholly owned subsidiary of Westport.

The unaudited pro forma condensed combined financial information of Westport and Fuel Systems (the “Pro Forma Financial Information”) was filed in connection with Westport’s Registration Statement on Form F-4 (No. 333-207523) originally filed on October 20, 2015 in respect of the Merger, including the proxy statement/prospectus contained therein (the “proxy statement/prospectus”). The Pro Forma Financial Information gives effect to the following transactions and the resulting tax effects:

•

Westport’s acquisition of Fuel Systems, pursuant to the terms of the Amended Merger Agreement, for $99.4 million. The $99.4 million is the market value of the Westport common shares at May 31, 2016 to be issued in exchange for shares of Fuel Systems common stock as at the closing date of the Merger and the value of replacement securities issued attributable to pre-combination services. The $99.4 million purchase consideration used an exchange ratio of 2.4755 Westport shares for each Fuel Systems share which was based on the closing sale price on the NASDAQ Global Select Market (“NASDAQ”) of Westport common shares on May 31, 2016 of $2.20, assuming that such sale price was the volume weighted average share price.

•

Westport signed an agreement for additional financing which resulted in $17.5 million in cash being received in Q1 2016 and a further $17.5 million received on closing of the Merger and other conditions as stipulated in the agreement relating to such financing.

The Merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with Westport being the accounting and legal acquirer.

The unaudited pro forma condensed combined balance sheet as at March 31, 2016 (the “Pro Forma Balance Sheet”) is based on the historical consolidated balance sheets of Westport and Fuel Systems after giving effect to the Merger and new financing as if they had occurred on March 31, 2016. Similarly, the unaudited pro forma condensed combined statements of operations and comprehensive (loss) income (the “Pro Forma Statements of Operations”) for the year ended December 31, 2015 and the three months ended March 31, 2016 are based on the historical consolidated statements of operations and comprehensive loss of Westport and Fuel Systems after giving effect to the Merger and new financing as if they had occurred on January 1, 2015.

The historical consolidated financial information has been adjusted in the Pro Forma Financial Information to give effect to pro forma events that are (i) directly attributable to the Merger and new financing, (ii) factually supportable and (iii) with respect to the Pro Forma Statements of Operations, are expected to have a continuing impact on the results of operations.

The Pro Forma Financial Information and adjustments have been prepared based upon available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information are preliminary and subject to change. The determination of the final acquisition and financing accounting is preliminary and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information. Furthermore, the accompanying Pro Forma Statement of Operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.

The Pro Forma Financial Information are provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the Merger been consummated on the dates indicated. The Pro Forma Financial Information and notes thereto should be read in conjunction with: (i) the historical audited and unaudited consolidated financial information and related notes of Westport, which are incorporated by reference into the proxy statement/prospectus, and (ii) the historical audited and unaudited consolidated financial information and related notes of Fuel Systems that are included in the proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

Westport Innovations Inc.

As at March 31, 2016

(in thousands, except per share data)

	Westport	Fuel Systems (as amended, Note 9)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Assets
Current assets:
Cash and cash equivalents	$23,913	$48,541	$—		$72,454	$17,500	4(a), 5(k)	$89,954
Short-term investments	708	1,000	—		1,708	—		1,708
Accounts receivable	39,201	45,838	—		85,039	—		85,039
Inventories	36,331	75,244	—	5(b)	111,575	—		111,575
Related party receivables	216	303	—		519	—		519
Other Assets	4,479	15,466	—	5(a)	19,945	—		19,945

	104,848	186,392	—		291,240	17,500		308,740

Long-term investments	29,817	—	—		29,817	—		29,817
Other assets	3,139	1,428	—		4,567	—		4,567
Property, plant and equipment	42,820	35,795	—	5(c)	78,615	—		78,615
Intangible assets	22,659	2,620	—	5(d)	25,279	—		25,279
Deferred income tax assets	2,710	4,695	—	5(a)	7,405	—		7,405
Goodwill	3,152	—	—		3,152	—		3,152

	209,145	230,930	—		440,075	17,500		457,575

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	56,085	54,482	—		110,567	—		110,567
Assumed Liabilities	—	—	5,504	5(e)	5,504	—		5,504
Current portion of deferred revenue	1,858	7,321	—		9,179	—		9,179
Current portion of long-term debt	19,755	35	—		19,790	—		19,790
Current portion of long-term royalty payable	1,500	—	—		1,500	—		1,500
Current portion of warranty liability	4,804	3,381	—		8,185	—		8,185
Related party payables	—	2,110	—		2,110	—		2,110

	84,002	67,329	5,504		156,835	—		156,835

Warranty liability	7,192	1,938	—		9,130	—		9,130
Long-term debt	45,628	111	—		45,739	17,500	4(a), 5(k)	63,239
Long-term royalty payable	17,016	—	—		17,016	—		17,016
Deferred revenue	1,268	2,664	—		3,932	—		3,932
Deferred income tax liabilities	3,560	754	—		4,314	—		4,314
Other long-term liabilities	1,366	5,488	—		6,854	—		6,854

	160,032	78,284	5,504		243,820	17,500		261,320

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
(109,682,904 post Merger) Common shares	937,864	20	99,377	5(f)	1,037,261	—		1,037,261
Shares held in treasury	—	(20,742)	20,742	5(g)	—	—		—
Other equity instruments	18,833	—	—		18,833	—		18,833
Additional paid in capital	9,837	322,535	(322,535)	5(h)	9,837	—		9,837
Accumulated deficit	(886,627)	(107,760)	155,505	5(i)	(838,882)	—		(838,882)
Accumulated other comprehensive (loss) income	(30,794)	(41,407)	41,407	5(j)	(30,794)	—		(30,794)

Total stockholders’ equity	49,113	152,646	(5,504)		196,255	—		196,255

Total liabilities and stockholders’ equity	$209,145	$230,930	$—		$440,075	$17,500		$457,575

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

Westport Innovations Inc.

For the year ended December 31, 2015

(in thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 10)	Merger	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$97,844	$257,935	$—		$355,779	$—		$355,779
Service and other revenue	5,460	5,462	—		10,922	—		10,922

	103,304	263,397	—		366,701	—		366,701
Cost of revenue and expenses:
Cost of product and parts revenue	83,314	197,829	—		281,143	—		281,143
Research and development	52,777	18,743	—		71,520	—		71,520
General and administrative	35,201	44,092	(10,773)	6(c)	68,520	—		68,520
Sales and marketing	17,496	15,649	—		33,145	—		33,145
Foreign exchange (gain) loss	(11,601)	490	—		(11,111)	—		(11,111)
Depreciation and amortization	13,654	10,795	—		24,449	—		24,449
Bank charges, interest and other	378	435	—		813	—		813
Impairment	22,722	13,766	—		36,488	—		36,488

	213,941	301,799	(10,773)		504,967	—		504,967

Loss from operations	(110,637)	(38,402)	10,773		(138,266)	—		(138,266)
Income from investments accounted for by the equity method	18,317	—	—		18,317	—		18,317
Interest on long-term debt and amortization of discount	(5,529)	—	—		(5,529)	(4,047)	4(a), 6(d)	(9,576)
Interest and other income	192	763	—		955	—		955

Loss before income taxes	(97,657)	(37,639)	10,773		(124,523)	(4,047)		(128,570)
Income tax expense (recovery)	731	9,521	—		10,252	—		10,252

Net loss for the period	$(98,388)	$(47,160)	$10,773		$(134,775)	$(4,047)		$(138,822)

Loss per share:

Basic and diluted	$(1.53)	$(2.55)	$—		$(1.30)	$—		$(1.34)

Weighted average common shares outstanding:

Basic and diluted	64,109,703	18,486,083	—		103,466,574	—		103,466,574

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

Westport Innovations Inc.

For the three months ended March 31, 2016

(in thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 11)	Merger	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$23,555	$54,730	$—		$78,285	$—		$78,285
Service and other revenue	456	1,412	—		1,868	—		1,868

	24,011	56,142	—		80,153	—		80,153
Cost of revenue and expenses:
Cost of product and parts revenue	17,248	40,239	—		57,487	—		57,487
Research and development	11,633	4,632	—		16,265	—		16,265
General and administrative	10,079	10,787	(5,723)	6(c)	15,143	—		15,143
Sales and marketing	3,697	3,409	—		7,106	—		7,106
Foreign exchange (gain) loss	1,346	635	—		1,981	—		1,981
Depreciation and amortization	3,108	2,203	—		5,311	—		5,311
Bank charges, interest and other	138	63	—		201	—		201
Impairment	—	—	—		—	—		—

	47,249	61,968	(5,723)		103,494	—		103,494

Loss from operations	(23,238)	(5,826)	5,723		(23,341)	—		(23,341)
Income from investments accounted for by the equity method	2,003	—	—		2,003			2,003
Interest on long-term debt and amortization of discount	(2,272)	—	—		(2,272)	(394)	4(a), 6(d)	(2,666)
Interest and other income	76	103	—		179	—		179

Loss before income taxes	(23,431)	(5,723)	5,723		(23,431)	(394)		(23,825)
Income tax expense (recovery)	(152)	751	—		599	—		599

Net loss for the period	$(23,279)	$(6,474)	$5,723		$(24,030)	$(394)		$(24,424)

Loss per share:

Basic and diluted	$(0.36)	$(0.36)	$—		$(0.21)	$—		$(0.22)

Weighted average common shares outstanding:

Basic and diluted	64,413,316	18,094,043	—		109,296,099	—		109,296,099

1. Basis of Presentation

All financial data in these Pro Forma Financial Information are presented in United States Dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.

Financial information in the Westport and Fuel Systems columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of Westport and Fuel Systems as at March 31, 2016. Financial information presented in the Westport and Fuel Systems columns in the Pro Forma Statements of Operations and Comprehensive Loss represents the historical consolidated statements of operations of Westport and Fuel Systems for the year ended December 31, 2015 and the three months ended March 31, 2016.

The proposed Merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805-Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820-Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

2. Preliminary Purchase Consideration

Pursuant to the terms of the Amended Merger Agreement, each share of Fuel Systems common stock issued and outstanding immediately prior to consummation of the proposed Merger was converted into validly issued, fully paid and non-assessable Westport common shares.

The exchange ratio used for preparation of the Pro Forma Financial Information was 2.4755 Westport shares for each Fuel Systems share which was based on the closing sale price on the NASDAQ Global Select Market (“NASDAQ”) of Westport common shares on May 31, 2016 of $2.20. Based on this exchange ratio, the accompanying Pro Forma Financial Information reflect the preliminary purchase price for the proposed Merger using Westport’s share price on the date of May 31, 2016 as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of Fuel Systems common shares outstanding as of May 31, 2016	18,130,795	2 (iv)
Fuel Systems Restricted Stock Units (“RSU’s”)	120,219	2 (i)
Fuel Systems Options	—	2 (ii)

Total number of Fuel Systems common shares and RSU’s outstanding as of close	18,251,014
Exchange ratio pursuant to the Amended Merger Agreement	2.4755
Number of Westport common shares to be issued to Fuel Systems shareholders	45,180,385
Add: Number of Westport shares outstanding and issued as of close	64,502,519	2 (iv)

Estimated number of common shares and RSU’s of the combined company	109,682,904

Westport USD stock price as at May 31, 2016	$2.20
Implied consideration per share paid to Fuel Systems shareholders	$5.45	2 (iii)

Total Preliminary Purchase Consideration	$99,397

i.

A total of 264,000 restricted stock units were assumed by Westport and were subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Merger. Of those 264,000 restricted stock units, 120,219 are attributed to pre-combination services and will convert at the exchange ratio of 2.4755 pursuant to the Amended Merger Agreement.

ii.

No replacement awards were issued for other equity instruments pursuant to the Amended Merger Agreement.

iii.

The preliminary purchase price assumes a per share market value of Westport common shares of $2.20, which was the last reported sale price of the Westport common shares on the NASDAQ on May 31, 2016.

iv.

Fuel Systems common shares as of close are reconciled as follows:

Common shares outstanding as of March 31, 2016	18,094,043
Common shares issued between April 1, 2016 and close	36,752

Common shares outstanding as of close	18,130,795

Westport common shares of close are reconciled as follows:

Common shares outstanding as of March 31, 2016	64,488,362
Common shares issued between April 1, 2016 and close	14,157

Common shares outstanding as of close	64,502,519

3. Preliminary Purchase Price Allocation

Assuming an acquisition date of March 31, 2016, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Westport from Fuel Systems in connection with the proposed Merger:

Initial Accounting for a Business Combination Is Incomplete and Amounts Recognized Have Been Determined Only Provisionally

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Westport believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but Westport is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. Westport expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Preliminary Purchase Price Allocation	March 31, 2016 Estimated Fair Values (in thousands)	Note Reference
Cash and cash equivalents	$48,541	(i)
Short-term investments	1,000	(i)
Accounts receivable	45,838	(i)
Related Party Receivable	303	(i)
Inventories	75,244	(ii)
Deferred income tax assets	4,695
Other Assets	16,894	(i)
Property, plant and equipment	35,795	(iii)
Intangible assets	2,620	(iv)

Total Assets acquired	230,930

Accounts payable and accrued liabilities	54,482	(i)
Related Party Payables	2,110	(i)
Assumed Liabilities	3,268	(vi)
Deferred revenue	9,985	(v)
Deferred income tax liabilities	754
Long-term debt	146
Warranty liability	5,319	(v)
Other long-term liabilities	5,488	(i)

Total Liabilities Assumed	81,552

Net Assets acquired	149,378

Bargain Purchase	49,981

Estimated Preliminary Purchase Price	$99,397

(i)

The book values of working capital accounts, such as cash and cash equivalents, accounts receivable, related party receivables, other assets, short-term investments, accounts payable, related, party payables, accrued liabilities, deferred revenue, and other long-term liabilities, are assumed to be representative of their estimated fair values given the short time frame until settlement.

(ii)

A fair value estimate of $75.2 million has been allocated to inventories acquired. The fair value of inventories is estimated based on the retail value less the sum of costs of disposal and a reasonable profit allocation for the selling effort of a market participant. For purposes of these unaudited Pro Forma Financial Information, the preliminary fair value estimate is determined by Westport using its current information of Fuel Systems’. The current estimate of fair value could vary materially from the fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iii)

A fair value estimate of $35.8 million has been allocated to property, plant and equipment. For purposes of these unaudited Pro Forma Financial Information, Westport has estimated the fair value based on its current knowledge of Fuel Systems’ property, plant and equipment. Accordingly, this estimated of fair value and the remaining useful lives of the property, plant and equipment could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iv)

A fair value estimate of $2.6 million has been allocated to intangible assets, primarily consisting of customer relationships, core technology and other intangibles. Westport has estimated the fair value and weighted-average useful lives based on its current knowledge of Fuel Systems. Accordingly, this estimated of fair value and the remaining useful lives of these intangibles could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(v)

Warranty liabilities of approximately $5.3 million and deferred revenue of $10.0 million on the historical financial information approximates the fair value of these financial obligations.

(vi)

The $3.3 million assumed liability is comprised of $1.1 million of compensation costs related to the change of control that will be triggered upon consummation of the Merger, and $2.2 million of estimated transaction costs expected to be incurred by Fuel Systems subsequent to March 31, 2016 to complete the Merger.

4. Financing

(a)

In Q1 2016 Westport entered into a financing agreement with Cartesian Capital Group (“Cartesian”) which provided an immediate $17.5 million in financing and Westport expects to receive another $17.5 million (the “Tranche 2 Notes”) received on completion of the Merger with Fuel Systems’ and other conditions as stipulated in the agreement. The Tranche 2 Notes were issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of Westport in whole or in part, at Cartesian’s option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share.

(b)

On April 20, 2016, Westport announced that it had sold a derivative economic interest (the “Derivative”) in its Hong Kong subsidiary, Westport (Hong Kong) Limited (“Westport HK”), to Cartesian in satisfaction of the asset sale contemplated in the financing agreement described in paragraph (a) above for an upfront payment of $6.3 million plus a potential future payment to be determined by Cartesian’s return on investment in respect of such derivative economic interest (the “Asset Sale”). The Derivative provides Cartesian with an economic interest in the certain Chinese joint venture in which Westport HK holds a 35% equity interest (the “PRC Joint Venture”) equivalent to an 18.78% equity ownership interest, with Westport, indirectly, retaining a 16.22% economic interest in the PRC Joint Venture. In addition, Westport granted Cartesian a call option in respect of all of the outstanding shares of Westport HK that may be exercised after April 19, 2017, the first anniversary of the Asset Sale, and, prior to the exercise of the call option, certain rights with respect to the management and operation of Westport HK and the PRC Joint Venture. Prior to the exercise of the call option, Westport retains the rights to the anticipated income and dividends from Westport HK, subject to certain conditions as stipulated in the agreement. The Pro Forma Financial Information included in this supplement does not give effect to the Asset Sale.

5. Notes to Pro Forma Balance Sheet Adjustments

The following summarizes the adjustments included in the “Pro Forma Adjustments” column in the accompanying Pro Forma Balance Sheet as of March 31, 2016:

(a)

Represents the estimated fair value assigned to other assets and deferred income tax assets acquired.

(b)

Represents the estimated fair value assigned to inventory acquired. See footnote (ii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(c)

Represents the estimated fair value assigned to property, plant and equipment. See footnote (iii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(d)

Represents the estimated fair value assigned to the intangible assets acquired. See footnote (iv) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(e)

Represents $2.2 million of estimated transaction costs expected to be incurred by Westport subsequent to March 31, 2016 to complete the Merger and $3.3 million of the assumed liabilities as described under note 3(vi) of the “—Preliminary Purchase Price Allocation” section above.

(in thousands)
Accrual for Westport Merger related transaction fees	$2,236
Accrual for Fuel Systems Merger related transaction fees and assumed liabilities	3,268

Net pro forma adjustment to assumed liabilities	$5,504

(f)

Reflects adjustments to Westport and Fuel Systems combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$99,397
Elimination of Fuel Systems’ historical common stock	(20)

Net pro forma adjustment to common stock	$99,377

(g)

Reflects the elimination of Fuel Systems’ shares held in treasury of $20.7 million upon consummation of the Merger.

(h)

Reflects the elimination of Fuel Systems’ additional paid-in capital of $322.5 million upon consummation of the Merger.

(i)

Reflects adjustments to Westport and Fuel Systems’ combined accumulated deficit as follows:

(in thousands)
Elimination of Fuel Systems’ historical accumulated deficit	$107,760
Add back portion of Fuel Systems’ historical accumulated deficit that relates to non-controlling interests	—
Accumulated deficit adjustment related to Westport Merger related transaction fees (see footnote 5(e))	(2,236)
Bargain Purchase (see footnote 3)	49,981

Net pro forma adjustment to common stock	$155,505

(j)

Reflects the elimination of Fuel Systems’ historical accumulated other comprehensive loss of $41.4 million upon consummation of the Merger.

(k)

Reflects $17.5 million of Tranche 2 Notes contingent upon the completion of the Merger and other conditions as stipulated in the agreement. See Note 4 for a further discussion.

6. Notes to the Pro Forma Statements of Operations and Comprehensive Loss

Adjustments included in the Pro forma Adjustments column are described as follows:

a)

In accordance with SEC Regulation S-X, the bargain purchase of $50.0 million recognized as a result of the preliminary purchase allocation (note 3) has not been recognized given that it is not expected to have a continuing impact on the future results of operations.

b)

The tax rules for each separate jurisdiction may require a different treatment for bargain purchases than that required under U.S. GAAP. Tax rules often require the allocation of negative goodwill to certain assets through the use of the residual method, resulting in decreased tax bases. In the United States, for example, for tax purposes, the acquisition price is assigned to assets categorized in seven distinct asset classes, first to the assets in Class I and then successively through to Class VII. The consideration transferred is not allocated to a successive class until it has been allocated to the assets in the previous class based on their full fair values. This methodology can result in several classes of assets without tax bases and in temporary differences for a significant portion of all assets. The allocation of negative goodwill to reduce the tax bases of acquired net assets causes the book bases to exceed their respective tax bases, resulting in the recognition of deferred tax liabilities. The recognition of deferred tax liabilities then results in a reduction in the bargain purchase gain for financial reporting, and may result in the recognition of goodwill.

(c)

Represents the elimination of $10.8 million and $5.7 million of Westport and Fuel System transaction costs incurred during the year ended December 31, 2015 and the period ended March 31, 2016. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are not expected to have a continuing impact on the future results of operations.

(d)

Represents the estimated 4.0 million of interest on long-term debt and amortization of discount on Tranche 1 Financing and Tranche 2 Notes that would of incurred during the year ended December 31, 2015 and represents the 0.4 million of interest on long-term debt and amortization of discount on Tranche 2 Notes that would of incurred during the period ended March 31, 2016. See Note 4(a) for a further discussion.

The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 23% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and, or future product sales are higher than the minimum fixed payments stipulated in the agreement.

The interest on the Tranche 2 Notes is calculated based on a 9% coupon rate as stipulated in the agreement.

7. Earnings per Share (“EPS”)

The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the three months ended March 31, 2016 and the pro forma combined net loss for the year ended December 31, 2015. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of Westport that would be outstanding as of the closing of the proposed Merger. The pro forma amount of Westport shares is calculated by multiplying each Fuel Systems share by the exchange ratio of 2.4755.

The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed Merger is 103,102,982. See the “—Preliminary Purchase Consideration” section above for additional information.

Following the consummation of the Merger, Westport shareholders are expected to hold 59.0% of the shares of the combined Company and Fuel systems is expected to hold 41.0% of the shares of the combined company.

	March 31, 2016		December 31, 2015
	No. of shares used to compute net loss per share	Net loss per common share	No. of shares used to compute net loss per share	Net loss per common share
	(in thousands)	(in thousands)
Westport Historical	64,413	(0.36)	64,110	$(1.53)
Fuel Systems Historical	18,094	(0.36)	18,486	(2.55)
Westport Historical	64,413		64,110
Add: Westport shares issued to acquire Fuel Systems (1)	38,523		39,357

Pro Forma Combined Westport/Fuel Systems	109,296	$(0.22)	103,467	$(1.30)

Pro Forma Combined Westport/Fuel Systems and financing (2)	109,296	$(0.22)	103,467	$(1.34)

(1)	Excludes restricted stock units which are not converted at the acquisition date.
(2)

The Tranche 2 notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.17. The notes are anti-dilutive and as a result have not been included to calculate net loss per common share.

8. Amended Fuel Systems historical balance sheet to conform to Westport’s presentation

Fuel Systems Solutions, Inc.

Unaudited Condensed Consolidated Balance Sheets

As at March 31, 2016

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical balance sheet to Westport’s historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Assets
Current assets:
Cash and cash equivalents	$48,541	$—		$48,541
Short-term investments	1,000	—		1,000
Accounts receivable	45,838	—		45,838
Inventories	75,244	—		75,244
Current portion of deferred income tax assets	—	—		—
Related party receivable	303	—		303
Other Assets	15,466	—		15,466

	186,392	—		186,392
Other assets	1,428	—		1,428
Property, plant and equipment	35,795	—		35,795
Intangible assets	2,620	—		2,620
Deferred income tax assets	4,695	—		4,695
Goodwill	—	—		—

	$230,930	$—		$230,930

8. Amended Fuel Systems historical balance sheet to conform to Westport’s presentation (continued):

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical balance sheet to Westport’s historical balance sheet (in thousands).

	Fuel Systems (as reported)	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$35,718	$18,764	8(i)	$54,482
Accrued expenses	28,819	(28,819)	8(i)	—
Income taxes payable	647	(647)	8(i)	—
Current portion of deferred revenue	—	7,321	8(i)	7,321
Current portion of long-term debt	35	—		35
Related party payables	2,110	—		2,110
Current portion of warranty liability	—	3,381	8(i)	3,381

	67,329	—		67,329
Warranty liability	—	1,938	8(ii)	1,938
Long-term debt	111	—		111
Deferred revenue	—	2,664	8(ii)	2,664
Deferred income tax liabilities	754	—		754
Other long-term liabilities	10,090	(4,602)	8(ii)	5,488

	78,284	—		78,284
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
Common shares	20	—		20
Shares held in treasury	(20,742)	—		(20,742)
Other equity instruments		—		—
Additional paid in capital	322,535	—		322,535
Accumulated deficit	(107,760)	—		(107,760)
Accumulated other comprehensive income	(41,407)	—		(41,407)

Total Equity	152,646	—		152,646

Total Liabilities and Equity	$230,930	$—		$230,930

(i)

Accrued Expenses includes $3.4 million of accrued warranty, $18.1 million of accounts payable and accrued liabilities, and $7.3 million of deferred revenue, and have been reclassified to conform with Westport’s presentation. $0.6 million of income tax payable has been reclassified to accounts payable and accrued liabilities.

(ii)

Other liabilities include $1.9 million of accrued warranty, $2.7 million of deferred revenue, and have been reclassified to conform with Westport’s presentation.

9. Amended Fuel Systems financial statement to conform to Westport’s presentation

Fuel Systems

Unaudited Statement of Operations and Comprehensive Loss For the year ended December 31, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statement of operations to Westport’s historical statement of operations (in thousands).

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$263,397	$(5,462)	9(i)	$257,935
Service and other revenue	—	5,462	9(i)	5,462

	263,397	—		263,397
Cost of revenue and expenses:
Cost of product and parts revenue	204,023	(6,194)	9(ii)	197,829
Research and development	21,223	(2,480)	9(iii)	18,743
General and administrative	—	44,092	9(iv)	44,092
Sales and marketing	—	15,649	9(iv)	15,649
Selling, general and administrative expense	61,862	(61,862)	9(iv)	—
Foreign exchange (gain) loss	—	490	9(vii)	490
Depreciation and amortization	—	10,795	9(ii), (iii), (iv), (v)	10,795
Bank charges, interest and other	—	435	9(viii)	435
Impairments	13,766	—		13,766

	300,874	925		301,799

Loss from operations	(37,477)	(925)		(38,402)
Interest income (expense), net	(21)	21	9(viii), (ix)	—
Other income (expenses), net	(141)	141	9(vi)	—
Interest and other income	—	763	9(vi), (vii), (viii), (ix)	763

Loss before income taxes	(37,639)	—		(37,639)
Income tax expense (recovery)	9,521			9,521

Net loss for the period	(47,160)	—		(47,160)

Net loss (income) attributable to non-controlling interest	25	—		25

Net loss attributable to Fuel Systems Solutions, Inc	(47,135)	—		(47,135)

Other comprehensive loss, net of tax except for foreign currency items	(19,647)	—		(19,647)
Comprehensive loss	(66,807)	—		(66,807)

Less: net comprehensive loss attributable to the non-controlling interest	26	—		26

Comprehensive loss attributable to Fuel Systems Solutions, Inc	$(66,781)	$—		$(66,781)

(i)

Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $5.5 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.

(ii)

Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $6.2 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.

(iii)

Fuel Systems includes depreciation and amortization within research and development expenses. $2.5 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.

(iv)

Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations $44.1 million has been reclassified to general and administrative expenses and $15.6 million to sales and marketing. General and administrative expenses includes $1.7 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.4 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations.

(v)

Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$6,194
Depreciation and amortization reclassification from research and development	2,480
Depreciation and amortization reclassification from sales marketing	388
Depreciation and amortization reclassification from general and administrative	1,733

$10,795

(vi)

Fuel Systems recognized $0.1 million of other expenses, net. To conform with Westport’s historical statement of operations this balance has been transferred from other income (expenses), net and has been reclassified to interest and other income.

(vii)

Fuel Systems recognized $0.5 million of net losses on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $0.5 million of net losses on foreign exchange has been reclassified to foreign exchange (gain) loss.

(viii)

Fuel Systems recognized $0.4 million of bank charges, interest, other within interest income (expense), net. To conform with Westport’s historical statement of operations $0.4 million of interest income (expense), net has been reclassified to bank charges, interest and other.

(ix)

Fuel Systems recognized $0.4 million of interest income. To conform with Westport’s historical statement of operations $0.4 million of interest income (expense) has been reclassified to interest and other income.

10. Amended Fuel Systems financial statements to conform to Westport’s presentation

Fuel Systems

Unaudited Statement of Operations and Comprehensive Loss For the three months ended March 31, 2016

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical statements of operations.

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$56,142	$(1,412)	10(i)	$54,730
Service and other revenue	—	1,412	10(i)	1,412

	56,142	—		56,142
Cost of revenue and expenses:
Cost of product and parts revenue	41,505	(1,266)	10(ii)	40,239
Research and development	5,249	(617)	10(iii)	4,632
General and administrative	—	10,787	10(iv)	10,787
Sales and marketing	—	3,409	10(iv)	3,409
Selling, general and administrative expense	14,516	(14,516)	10(iv)	—
Foreign exchange (gain) loss	—	635	10(vii)	635
Depreciation and amortization	—	2,203	10(ii), (iii), (iv), (v)	2,203
Bank charges, interest and other	—	63	10(viii)	63
Impairments	—	—		—

	61,270	698		61,968

Loss from operations	(5,128)	(698)		(5,826)
Interest income (expense), net	(12)	12	10(viii), (ix)	—
Other income (expenses), net	(583)	583	10(vi)	—
Interest and other income	—	103	10(vi), (vii), (viii), (ix)	103

Loss before income taxes	(5,723)	—		(5,723)
Income tax expense (recovery)	751	—		751

Net loss for the period	(6,474)	—		(6,474)

Other comprehensive loss, net of tax except for foreign currency items	4,642	—		4,642

Comprehensive loss	$(1,832)	$—		$(1,832)

(i)

Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $1.4 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.

(ii)

Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $1.3 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.

(iii)

Fuel Systems includes depreciation and amortization within research and development expenses. $0.6 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.

(iv)

Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations 10.8 million has been reclassified to general and administrative expenses and $3.4 million to sales and marketing. General and administrative expenses includes $0.3 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.1 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations.

(v)

Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$1,266
Depreciation and amortization reclassification from research and development	617
Depreciation and amortization reclassification from sales marketing	65
Depreciation and amortization reclassification from general and administrative	255

$2,203

(vi)

Fuel Systems recognized $0.6 million of other income (expenses), net. To conform with Westport’s historical statement of operations this balance has been transferred from other income (expenses), net and has been reclassified to interest and other income.

(vii)

Fuel Systems recognized $0.6 million of net losses on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $0.6 million of net losses on foreign exchange has been reclassified to foreign exchange (gain) loss.

(viii)

Fuel Systems recognized $0.1 million of bank charges, interest, other within interest income (expense), net. To conform with Westport’s historical statement of operations $0.1 million of interest income (expense), net has been reclassified to bank charges, interest and other.

(ix)

Fuel Systems recognized $0.1 million of interest income within interest income (expense). To conform with Westport’s historical statement of operations $0.1 million of interest income (expense) has been reclassified to interest and other income.

SCHEDULE B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Fuel Systems Solutions, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Fuel Systems Solutions, Inc. and its subsidiaries (the Company) as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these financial statements and financial schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, in 2015 the Company changed the manner in which deferred tax assets and liabilities, along with any related valuation allowance, are classified on the balance sheet. Additionally, as discussed in Note 17 to the consolidated financial statements, the Company has significant transactions with related parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 14, 2016

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$60,162	$85,180
Accounts receivable less allowance for doubtful accounts of $3,005 and $3,129 at December 31, 2015 and December 31, 2014, respectively	44,524	46,952
Inventories	62,717	80,001
Other current assets	15,523	21,271
Short-term investments	1,000	6,614
Related party receivables, net	316	5,094

Total current assets	184,242	245,112

Equipment and leasehold improvements, net	35,583	48,937
Goodwill	0	7,363
Deferred tax assets, net	4,552	14,564
Intangible assets, net	2,680	6,964
Other assets	1,382	1,065

Total Assets	$228,439	$324,005

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$34,117	$39,918
Accrued expenses	26,859	33,446
Income taxes payable	233	445
Term loans and debt	9	207
Related party payables	2,525	2,744

Total current liabilities	63,743	76,760
Other liabilities	9,858	9,745
Deferred tax liabilities, net	751	765

Total Liabilities	74,352	87,270

Commitments and contingencies (Note 18)
Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at December 31, 2015 and 2014	0	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,143,108 issued and 18,094,043 outstanding at December 31, 2015; and 20,114,427 issued and 19,769,617 outstanding at December 31, 2014	20	20
Additional paid-in capital	322,144	320,820
Shares held in treasury, 2,049,065 and 344,810 shares at December 31, 2015 and 2014, respectively	(20,742)	(3,692)
Accumulated Deficit	(101,286)	(54,151)
Accumulated other comprehensive loss	(46,049)	(26,403)

Total Fuel Systems Solutions, Inc. Equity	154,087	236,594
Non-controlling interest	0	141

Total Equity	154,087	236,735

Total Liabilities and Equity	$228,439	$324,005

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands Except Share and Per Share Data)

	Years Ended December 31,
	2015	2014	2013
Revenue	$263,397	$339,128	$399,841
Cost of revenue	204,023	264,471	312,703

Gross profit	59,374	74,657	87,138

Operating Expenses:
Research and development expense	21,223	26,194	27,540
Selling, general and administrative expense	61,862	58,341	55,189
Impairments	13,766	44,341	0

Total operating expenses	96,851	128,876	82,729

Operating (loss) income	(37,477)	(54,219)	4,409
Other (expense) income, net	(141)	1,266	(1,536)
Interest income	424	980	1,062
Interest expense	(445)	(829)	(847)

(Loss) income from operations before income taxes and non-controlling interest	(37,639)	(52,802)	3,088
Income tax expense	(9,521)	(610)	(3,566)

Net loss	(47,160)	(53,412)	(478)
Less: net loss (income) attributed to non-controlling interests	25	(4)	18

Net loss attributable to Fuel Systems Solutions, Inc.	$(47,135)	$(53,416)	$(460)

Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(2.55)	$(2.66)	$(0.02)

Diluted	$(2.55)	$(2.66)	$(0.02)

Number of shares used in per share calculation:
Basic	18,486,083	20,074,773	20,073,360

Diluted	18,486,083	20,074,773	20,073,360

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Years Ended December 31,
	2015	2014	2013
Net loss	$(47,160)	$(53,412)	$(478)
Other comprehensive (loss) income, net of tax except for foreign currency items:
Foreign currency translation adjustments	(19,647)	(26,374)	1,875
Unrealized (loss) gain on investments:
Unrealized holding (loss) gain arising during period	0	(55)	55
Foreign currency unrealized (loss) gain on investments during period	0	(245)	385
Net realized loss (gain) reclassified during period	0	691	(686)

Other comprehensive (loss) income, net of tax except for foreign currency items	(19,647)	(25,983)	1,629

Comprehensive (loss) income	(66,807)	(79,395)	1,151
Less: net comprehensive loss attributable to the non-controlling interest	26	15	10

Comprehensive (loss) income attributable to Fuel Systems Solutions, Inc.	$(66,781)	$(79,380)	$1,161

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Fuel Systems Stockholders’ Equity
	Common Stock
	Shares	Amount	Additional Paid-In Capital	Shares Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total Equity
Balance, December 31, 2012	20,039,020	$20	$319,667	$(305)	$(275)	$(2,060)	0	$317,047
Net loss	0	0	0	0	(460)	0	(18)	(478)
Foreign currency translation adjustment	0	0	0	0		1,867	8	1,875
Unrealized net loss on investments, net of tax	0	0	0	0	0	55	0	55
Unrealized foreign exchange gain on investment, net of tax	0	0	0	0	0	385	0	385
Realized foreign exchange gain on investment, net of tax	0	0	0	0	0	(420)	0	(420)
Realized foreign exchange gain on sale of foreign subsidiary, net of tax	0	0	0	0	0	(266)	0	(266)
Evotek acquisition compensation expense	14,868	0	0	0	0	0	0	0
Common stock issued upon exercise of options	30,000	0	316	0	0	0	0	316
Issuance and vesting of stock options	0	0	186	0	0	0	0	186
Issuance and vesting of restricted stock, net of shares withheld for employee tax	12,122	0	176	0	0	0	0	176
Shares held in trust for deferred compensation plan, at cost	0	0	0	10	0	0	0	10
Change in control in Rohan BRC							166	166

Balance, December 31, 2013	20,096,010	$20	$320,345	$(295)	$(735)	$(439)	156	$319,052
Net (loss) income	0	0	0	0	(53,416)	0	4	(53,412)
Foreign currency translation adjustment	0	0	0	0	0	(26,355)	(19)	(26,374)
Unrealized net loss on investments, net of tax	0	0	0	0	0	(55)	0	(55)
Unrealized foreign exchange loss on investment, net of tax	0	0	0	0	0	(245)	0	(245)
Realized foreign exchange loss on investment, net of tax	0	0	0	0	0	691	0	691
Issuance and vesting of stock options	0	0	225	0	0	0	0	225
Repurchase of common stock	(336,811)	0	0	(3,416)	0	0	0	(3,416)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	10,418	0	250	0	0	0	0	250
Shares held in trust for deferred compensation plan, at cost	0	0	0	19	0	0	0	19

Balance, December 31, 2014	19,769,617	$20	$320,820	$(3,692)	$(54,151)	$(26,403)	$141	$236,735
Net loss	0	0	0	0	(47,135)	0	(25)	(47,160)
Foreign currency translation adjustment	0	0	0	0	0	(19,646)	(1)	(19,647)
Issuance and vesting of stock options	0	0	215	0	0	0	0	215
Repurchase of common stock	(1,704,255)	0	0	(17,109)	0	0	0	(17,109)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	28,681	0	1,109	0	0	0	0	1,109
Termination of deferred compensation plan, at cost	0	0	0	59	0	0	0	59
Acquisition of remaining equity in Rohan	0	0	0	0	0	0	(115)	(115)

Balance, December 31, 2015	18,094,043	20	322,144	(20,742)	(101,286)	(46,049)	0	154,087

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, except Share and Per Share Data)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss attributable to Fuel Systems Solutions, Inc.	$(47,135)	$(53,416)	$(460)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and other amortization	9,222	10,724	10,917
Amortization of intangibles arising from acquisitions	1,572	2,285	2,915
Impairments	13,766	44,341	0
Provision for doubtful accounts	1,906	319	583
Write down of inventory	2,808	4,239	4,310
Loss on acquisition	0	0	2,024
Other non-cash items	242	14	(222)
Deferred income taxes	7,950	(2,788)	(1,939)
Unrealized loss (gain) on foreign exchange transactions	1,283	(685)	2,961
Compensation expense related to equity awards	1,324	475	362
Loss on abandonment of leased property	0	1,993	0
Loss (gain) on disposal of equipment and other assets	866	1,573	(281)
Reduction of contingent consideration	0	0	(406)
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(3,531)	11,657	10,552
Decrease in inventories	4,842	446	1,649
Decrease (increase) in other current assets	2,546	(3,365)	(6,338)
Decrease (increase) in other assets	135	751	(596)
(Decrease) increase in accounts payable	(1,274)	4,137	(2,288)
(Decrease) increase in income taxes payable	(200)	289	(2,522)
(Decrease) increase in accrued expenses and long-term liabilities	(1,239)	(1,488)	158
Receivables from/payables to related party, net	2,448	(3,077)	223

Net cash (used in) provided by operating activities	(2,469)	18,424	21,602

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(7,417)	(13,726)	(9,506)
Purchase of investments	(6,000)	(4,000)	(14,626)
Sale of investments	0	0	6,753
Redemption of investment at maturity	11,000	11,456	0
Acquisitions, net of cash acquired	(440)	0	(841)
Other	517	210	244

Net cash used in investing activities	(2,340)	(6,060)	(17,976)

Cash flows from financing activities:
Payments on term loans and other loans	(178)	(184)	(582)
Increase in treasury shares (share repurchase program)	(17,109)	(3,416)	0
Other	59	19	327

Net cash used in financing activities	(17,228)	(3,581)	(255)

Net (decrease) increase in cash and cash equivalents	(22,037)	8,783	3,371
Effect of exchange rate changes on cash	(2,981)	(4,564)	1,915

Net (decrease) increase in cash and cash equivalents	(25,018)	4,219	5,286
Cash and cash equivalents at beginning of period	85,180	80,961	75,675

Cash and cash equivalents at end of period	60,162	85,180	80,961

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements

1. Description of the Business

Fuel Systems Solutions, Inc. (“Fuel Systems” and the “Company”) designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments. Consummation of the merger is subject to various closing conditions. The Merger Agreement was amended on March 6, 2016 (see Note 23).

2. Summary of Significant Accounting Policies

(a) Principles of consolidation—The Consolidated Financial Statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition. The Company’s share in the earnings or losses for its joint ventures would be reflected in equity share in income of unconsolidated affiliates. If the investment in an unconsolidated joint venture is reduced to a zero balance due to prior losses, the Company recognizes any further losses related to its share to the extent that there are any receivables, loans or advances to the joint venture. These additional losses would be reflected in selling, general, and administrative expenses.

(b) Use of estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

(c) Cash and cash equivalents—The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

(d) Restricted cash—The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in place, the amounts are reclassified to cash and cash equivalents.

(e) Investments—The Company determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

(f) Inventories—The Company values its inventories at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(g) Equipment and leasehold improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method principally over the following useful lives: dies, molds, and patterns shorter of 3 to 7 years or estimated product life; machinery and equipment 5 to 10 years; office furnishings and equipment 3 to 7 years; automobiles and trucks 5 years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms. Design and development costs incurred in conjunction with the procurement of dies, molds, and patterns are immaterial. Depreciation of equipment acquired under a capital lease is provided using the straight line method over the shorter of the useful life of the equipment or the duration of the lease.

(h) Impairment of Goodwill—Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net tangible and intangible assets acquired.

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the Company’s reporting units. The Company compares the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, the Company revalues all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment has occurred. The Company’s estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from the Company’s annual long-range planning process. The Company also makes estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs in the fair value hierarchy.

In 2015, an interim impairment test had been performed in the third quarter due to the proposed transaction with Westport (see Note 1). The Company was no longer required to perform its annual impairment analysis on October 1, 2015 as the balance of the goodwill was zero.

In 2014, an interim impairment test had been performed in the second quarter prompted by the trading values of the Company’s stock at the time, and the corresponding decline in market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. The 2014 annual goodwill impairment testing was performed as of October 1, 2014. Consideration was given to the period between the testing date and December 31, 2014, in order to conclude that no facts or circumstances arose that would lead to a different conclusion as of December 31, 2014. See Note 15 for disclosure of the impairment results.

Impairment of Long-Lived Assets—The Company evaluates the useful lives of other intangible assets, mainly existing technology, trade name, and customer relationships to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Among the intangible assets acquired, existing technology and trade name are amortized using the straight line method, the best estimate of the pattern of the economic benefits, and customer relationships are amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization expense related to existing technology and customer relationships is reported as a component of cost of revenue.

The Company reviews long-lived assets, including equipment and leasehold improvements and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company groups assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flows analysis or appraisals. See Note 15 for disclosure of the impairment results.

(i) Warranty costs—Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

(j) Research and development costs—Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized and amortized over the expected useful life of the equipment.

(k) Advertising Costs—Advertising costs are expensed as incurred. Advertising expense was $1.3 million, $1.9 million, and $2.2 million for the years ended December 31, 2015, 2014, and 2013, respectively.

(l) Revenue recognition—The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectability is reasonably assured. The Company considers arrangements with extended payment terms not to be fixed or determinable unless they are secured under an irrevocable letter of credit arrangement guaranteed by a reputable financial institution, and accordingly, the Company defers such revenue until payment is received.

The Company recognizes engineering and construction contract revenues using the completed contract method. Under the completed-contract method, income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and costs are accumulated on the balance sheet, but no profit or income is recorded before completion or substantial completion of the work. If at any time during the construction the Company incurs costs overrun, the excess cost is recorded on the books as a loss.

The company standard warranty period ranges from 18 to 36 months from the date of delivery to the customer, depending on the product. The Company through some of its subsidiaries occasionally offers extended warranty programs on some markets and products. The consideration received for extended warranty services is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

The Company accounts for taxes collected from customers and remitted to governmental authorities on a net basis in its consolidated statement of operations. The Company classifies shipping and handling charges billed to customers as revenue. Shipping and handling costs paid to others are classified as a component of cost of sales when incurred.

(m) Allowance for doubtful accounts—The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered.

(n) Net loss per share attributed to Fuel Systems—Basic loss per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents.

(o) Income taxes—The Company uses the asset and liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the preparation of its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards and liabilities, and are included within the consolidated balance sheet. The Company then assesses the likelihood of recovery of the deferred tax assets from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the consolidated statement of operations.

The Company follows the interpretations of the Financial Accounting Standard Board (“FASB”), which establish a single model to address accounting for uncertain tax positions. The interpretations clarify the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(p) Stock based compensation—The Company’s stock-based compensation programs consist of restricted stock and stock options issued to employees and non-employee directors. The Company recognizes compensation expense for all stock-based payment arrangements, over the requisite service period of the award. For stock options, the Company determines the grant date fair value using the Black-Scholes option-pricing model, which requires the input of certain assumptions, including the expected life of the stock-based payment awards, stock price volatility and risk-free interest rates. For restricted stock the Company determines the fair value based on the fair market values of the underlying stock on the dates of grant.

(q) Foreign currency translation—Assets and liabilities of the Company’s consolidated foreign subsidiaries are generally translated at period-end exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as foreign currency components of other comprehensive income (loss) in equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. The functional currency for each of the Company’s international subsidiaries is the local currency of the subsidiary. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries. The Company generally recognizes foreign exchange gains and losses on the consolidated statement of operations for intercompany balances that are denominated in currencies other than the reporting currency. In the event that the Company determines that intercompany balances between the Company and its subsidiary will not be settled in the foreseeable future, the foreign exchange gains and losses are deferred as part of the cumulative translation adjustment on the consolidated balance sheet.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statement of operations (in other (expense) income, net) as incurred.

(r) Financial instruments—Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

At December 31, 2015 and 2014, the fair value of the Company’s term loans approximated carrying value. The estimated fair values of the Company’s financial instruments have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of current financial assets, current liabilities, and other assets are estimated to be equal to their carrying amounts.

(s) Comprehensive income (loss)—The Company presents comprehensive income (loss) in the consolidated statements of comprehensive income (loss). Comprehensive income (loss) includes, in addition to net income (loss), changes in equity that are excluded from the consolidated statements of operations and are recorded directly into a separate section of equity on the consolidated balance sheet. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains (losses) on investments.

(t) Treasury stock—Treasury shares are accounted for as a deduction of equity. Any consideration paid or received is recognized directly in equity so that treasury stock is accounted for using the cost method and reported as shares held in treasury on the Company’s consolidated balance sheet. When treasury stock is reissued, the value is computed and recorded using a first-in-first-out basis.

(u) Reclassifications— In connection with the preparation of the financial statements for the six months ended June 30, 2015, the Company determined there was an error in the balance sheet classification of the Company’s accrued warranty obligation and deferred revenue in its previously reported balance sheets. The Company has revised the December 31, 2014 balance sheet to correct for the classification of $1.9 million of accrued warranty obligation and $1.7 million of deferred revenue, within current liabilities to other liabilities. The revision resulted in a decrease in current liabilities and an increase in non-current liabilities. This revision is not considered material to the previously issued financial statements and does not impact previously reported consolidated results of operations or statements of cash flows.

Recent Accounting Pronouncements

In April 2014, the FASB issued a new accounting standard update that improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results. The amendments in this update are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services. In July 2015, the FASB finalized a deferral of this standard resulting in the standard being effective beginning 2018, with early adoption permitted in the beginning of 2017. This standard can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition. The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The Company is currently evaluating this standard, which presently is not expected to have a material impact of the Company’s financial statements.

In November 2015, the FASB issued a new accounting standard which simplifies the presentation of deferred income taxes. This update requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position. This update may be applied prospectively or retrospectively to all periods presented. The Company has adopted this standard and has applied the requirements retrospectively to all periods presented. The adoption of this standard resulted in the reclassification of $9.3 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax assets, net and a reclassification of $0.2 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax liabilities, net.

In February 2016, the FASB issued a new lease accounting standard. The key objective of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). For income statement purposes, a dual model has been retained, with leases to be designated as operating leases or finance leases. Expenses will be recognized on a straight-line basis for operating leases, and a front-loaded basis for finance leases. For public entities, the new standard is effective for periods beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. The Company is currently evaluating the impact of the new standard on its financial position, results of operations and cash flows.

3. Acquisitions

Acquisition of ClimaCab

On August 20, 2015, the Company completed the acquisition of selected assets and technology of ClimaCab auxiliary power unit climate control devices (“ClimaCab”), products systems and components thereof manufactured by Crosspoint Solutions, LLC, for approximately $0.4 million in cash. The acquisition was justified by business and operations opportunities.

The purchase price has been allocated based on management’s preliminary estimates as follows (in thousands):

Intangible assets subject to amortization	$310
Equipment	130

Total Assets Acquired	$440

Of the $0.4 million of acquired assets, $0.3 million has been allocated to developed technology with a useful life of 7 years and $0.1 million has been allocated to engineering and production test equipment. The useful life of the equipment ranges between 5 and 7 years. Management considered any goodwill acquired to be immaterial and did not recognize it as of the acquisition date.

The Consolidated Financial Statements include the results of operations of the acquired business from the date of acquisition. Net sales and earnings related to the acquisition for the year ended December 31, 2015 were not significant to the consolidated results. Pro forma information related to these acquisitions has not been included because the impact to the Company’s consolidated results of operations was not material.

The Company has determined that the acquisition of ClimaCab was a non-material business combination. As such, pro forma disclosures are not required and are not presented within this filing.

Acquisition of additional equity interest in Rohan BRC

On September 13, 2013, the Company acquired an additional 44.89% equity interest in Rohan BRC Gas Equipment Private Limited (“Rohan BRC”), an Indian company that assembles, sells and services Liquefied Petroleum Gas (“LPG”) and Compressed Natural Gas (“CNG”) equipment for automotive or other use, for both Original Equipment Manufacturers (“OEM”) and retrofit markets. This acquisition was justified by business and operations opportunities. The aggregate purchase price for the acquisition of the additional ownership interest in Rohan BRC totaled approximately $1.2 million (€0.9 million), net of cash acquired of $0.1 million (€0.1 million), of which $0.8 million (€0.6 million) was paid at closing, with the remainder paid in the fourth quarter of 2015.

The Company previously owned an equity interest of 50.01% in Rohan BRC and accounted for it under the equity method due to a lack of control on its board of directors and on the majority of its operations. Consequently, the acquisition of the additional 44.89% qualified as a step-acquisition. In accordance with the step-acquisition authoritative guidance, the previously held equity interest in Rohan BRC, including inventory on consignment, was re-measured at fair value on the date of acquisition resulting in a fair value of $2.0 million (€1.5 million), and then the total consideration paid for the additional equity interest acquired was compared to its fair value on the date of acquisition. The re-measurement resulted in a loss of $2.0 million (€1.5 million), recorded in cost of revenue for the year ended December 31, 2013.

The results of operations of Rohan BRC have been included in the accompanying consolidated statements of operations from the date of acquisition within the FSS Automotive operating segment.

The Company determined that the acquisition of the additional 44.89% equity interest in Rohan BRC was a non-material business combination. As such, pro forma disclosures are immaterial and are not presented within this filing. Revenue and net loss related to the Rohan BRC acquisition recognized in 2013 were approximately $1.8 million and $0.2 million, respectively.

4. Cash and Investments

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

The Company maintained investments in trading securities in connection with its non-qualified Deferred Compensation Plan, whereby selected key employees and directors elected to defer a portion of their compensation each year. The Company’s investments associated with its Deferred Compensation Plan consisted of mutual funds that are publicly traded and for which inputs are directly or indirectly observable in the marketplace. These trading securities are reported at fair value, with unrealized gains and losses included in earnings. In addition, the Deferred Compensation liability includes the value of deferred shares of the Company’s common stock, which is publicly traded and for which current market prices are readily available. The fair market value of the investments in the Deferred Compensation Plan is included in short-term investments starting from the second quarter of 2014 (following termination of the plan, as discussed below), with the corresponding deferred compensation obligation included in accrued expenses on the Consolidated Balance Sheets. Changes in the fair value of the benefits payable to participants and investments are both recognized as components of compensation expense. The net impact of changes in fair value was not material. The Deferred Compensation Plan was terminated during the second quarter of 2014 with the funds distributed in July 2015.

Cash, cash equivalents, and investments consist of the following (in thousands):

	As of
	December 31, 2015	December 31, 2014
Cash and cash equivalents:
Cash	$48,343	$56,038
Money market funds	11,819	29,142

Total cash and cash equivalents	$60,162	$85,180
Investments:
Trading securities:
Deferred Compensation Plan assets	0	614
Other investments, held to maturity:
Time deposits (1) (2)	1,000	6,000

Total investments	$1,000	$6,614

Short term investments	$1,000	$6,614

Long term investments	$0	$0

Note (1): At December 31, 2015, this amount represents one Bank of America certificates of deposit (no interest if withdrawn before maturity): a $1 million certificate of deposit with a maturity date of June 27, 2016 and 0.52% interest rate.

Note (2): At December 31, 2014, this amount represents three Bank of America certificates of deposit (no interest if withdrawn before maturity): a $2 million certificate of deposit with a maturity date of January 16, 2015 and 0.26% interest rate, a $3 million certificate of deposit with a maturity date of January 22, 2015 and 0.26% interest rate, and a $1 million certificate of deposit with a maturity date of September 25, 2015 and 0.34% interest rate.

During the twelve months ended December 31, 2013, there were realized gains of approximately $0.4 million pertaining to €5.0 million of notional amount of German Government bonds acquired above par at 100.435 in June of 2012 for $6.3 million, with a maturity date of March 14, 2014, and sold before maturity at 100.09 on February 8, 2013 for approximately $6.8 million.

As of December 31, 2015 and 2014, restricted cash balance was approximately $0.4 million and $0.4 million, respectively, included in other assets.

5. Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

		Fair value measurement at reporting date using
	As of December 31, 2015	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$11,819	$11,819	$0	$0
Other investments, held to maturity:
Time deposits	1,000		1,000	0

Total	$12,819	$11,819	$1,000	$0

		Fair value measurement at reporting date using
	As of December 31, 2014	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$29,142	$29,142	$0	$0
Trading securities:
Deferred Compensation Plan assets	614	0	614	0
Other investments, held to maturity:
Time deposits	6,000	0	6,000	0

Total	$35,756	$29,142	$6,614	$0

6. Inventories

Inventories, consisting of raw materials and parts, work-in-process, and finished goods are stated at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Inventories are comprised of the following (in thousands):

	As of December 31,
	2015	2014
Raw materials and parts	$41,268	$48,221
Work-in-process	1,875	2,214
Finished goods	18,462	28,169
Inventory on consignment	1,112	1,397

Total inventories	$62,717	$80,001

7. Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of December 31,
	2015	2014
Dies, molds, and patterns	$4,964	$5,703
Machinery and equipment	56,108	62,635
Office furnishings and equipment	19,787	21,760
Automobiles and trucks	4,121	4,915
Leasehold improvements	15,881	19,925

Total equipment and leasehold improvements	100,861	114,938
Less: accumulated depreciation	(65,278)	(66,001)

Equipment and leasehold improvements, net of accumulated depreciation	$35,583	$48,937

Depreciation expense related to equipment and leasehold improvements was $9.2 million, $10.7 million, and $10.9 million in 2015, 2014, and 2013, respectively.

In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy by its FSS Automotive operations, which resulted in write offs of leasehold improvements for approximately $2.0 million (see Note 17).

During 2015 and 2014, as part of its long-lived assets impairment analysis, the Company recorded approximately $4.4 million and $2.7 million, respectively, of impairment on equipment and leasehold improvements (see Note 15).

8. Goodwill and Intangibles

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2015 and 2014 are as follows (in thousands):

	FSS Automotive	FSS Industrial	Total
Net balance as of December 31, 2013	$41,028	$7,868	$48,896
Impairment loss (1)	(35,780)	(4,158)	(39,938)
Currency translation	(1,543)	(52)	(1,595)

Goodwill, gross	$48,089	$15,911	$64,000
Accumulated impairment losses	(44,384)	(12,253)	(56,637)

Net balance as of December 31, 2014	$3,705	$3,658	$7,363
Impairment loss (1)	(3,357)	(3,658)	(7,015)
Currency translation	(348)	0	(348)

Goodwill, gross	$47,550	$16,386	$63,936
Accumulated impairment losses	(47,550)	(16,386)	(63,936)

Net balance as of December 31, 2015	$0	$0	$0

Note (1): see Note 15.

At December 31, 2015 and 2014, intangible assets consisted of the following (in thousands):

	WT. Average Remaining Amortization Period (in years)	As of December 31, 2015			As of December 31, 2014
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	3.0	$23,551	$(22,693)	$858	$25,534	$(21,836)	$3,698
Customer relationships	11.1	17,800	(16,383)	1,417	19,385	(17,330)	2,055
Trade name	4.8	3,810	(3,405)	405	4,432	(3,221)	1,211

Total		$45,161	$(42,481)	$2,680	$49,351	$(42,387)	$6,964

Amortization expense related to existing technology and customer relationships of approximately $1.3 million, $1.8 million, and $2.3 million for the years ended December 31, 2015, 2014, and 2013, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements for the years ended December 31, 2015, 2014, and 2013 was approximately $0.3 million, $0.5 million, and $0.7 million, respectively, and is reported as a component of operating expense.

During 2015 and 2014, as part of its long-lived assets impairment analysis the Company recorded approximately $2.3 million and $1.7 million, respectively, of impairment on intangible assets (see Note 15).

Amortization expense as of December 31, 2015 for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
2016	$648
2017	492
2018	358
2019	284
2020	255
Thereafter	643

$2,680

9. Accrued Expenses

The following table details the components of accrued expenses as of December 31, 2015 and 2014 (in thousands):

	As of December 31,
	2015	2014
Accrued warranty	$3,118	$4,584
Accrued payroll obligations	8,027	10,620
Unearned revenue	8,444	9,998
Accrued other	7,270	8,244

	$26,859	$33,446

Changes in the Company’s product warranty liability during the years ended December 31, 2015, 2014, and 2013 are as follows (in thousands):

	Years Ended December 31,
Warranty reserve for the period ended:	2015	2014	2013
Balance at beginning of period	$6,424	$8,695	$11,639
Provisions charged to costs and expenses	4,651	4,763	3,517
Settlements	(4,364)	(5,288)	(4,779)
Adjustments to pre-existing warranties	(661)	(1,118)	(1,520)
Effect of foreign currency translation	(717)	(628)	(162)

Balance at end of period	$5,333	$6,424	$8,695

Unearned revenue as of December 31, 2015 and 2014 relates to amount of approximately $5.9 million and $6.8 million, respectively, deferred under a contract to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela (see Note 17). The Company accounts for this project under the completed contract method. The remainder of unearned revenue as of December 31, 2015 and 2014 relates primarily to advance payments by customers, amounting to $2.1 million and $2.6 million, respectively, and to purchased extended warranties by customers, amounting to $0.4 million and $2.2 million, respectively.

10. Income Taxes

Income (loss) before income taxes, equity share in income of unconsolidated affiliates, and non-controlling interests for U.S. and foreign-based operations is shown below (in thousands):

	Years Ended December 31,
	2015	2014	2013
U.S.	$(25,394)	$(9,888)	$(4,037)
Foreign	(12,245)	(42,914)	7,125

Income from operations before income taxes and non-controlling interests	$(37,639)	$(52,802)	$3,088

The provision (benefit) for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2015	2014	2013
Current:
Federal	$0	$0	$(138)
State	13	11	5
Foreign	1,558	3,387	5,638

	1,571	3,398	5,505

Deferred:
Federal and state	(5,530)	(2,169)	2,565
Foreign	(3,354)	(2,842)	(2,945)
Change in valuation allowance	16,834	2,223	(1,559)

	7,950	(2,788)	(1,939)

Total provision for income taxes	$9,521	$610	$3,566

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2015	2014
Deferred Tax Assets:
Federal and State NOL Carryovers	$28,984	$29,705
Federal Tax Credit Carryover	5,368	1,665
Foreign NOL and credit Carryovers	9,817	9,804
Inventory reserves	4,490	5,273
Accrued Expenses	1,416	3,269
Intangible Assets	9,515	6,355
Other, net	6,277	4,449
Valuation allowance	(63,430)	(47,317)

Total Deferred Tax Asset	2,437	13,203
Fixed assets and intangibles	1,364	596

Net deferred Tax Asset	$3,801	$13,799
Deferred assets—noncurrent	$4,552	$14,564
Deferred tax liabilities—noncurrent	$(751)	$(765)

Based upon the substantial net operating loss carryovers and a recent history of losses incurred in certain jurisdictions, management cannot conclude that it is more likely than not that the deferred tax assets in the U.S. and certain foreign jurisdictions will be realized. Accordingly, a valuation allowance has been recorded to offset these amounts. The balance of the total valuation allowance was $63.4 million and $47.3 million as of December 31, 2015 and 2014, respectively. In addition, the Company expects to maintain a full valuation allowance of substantially all of its net deferred tax assets in the U.S. and certain foreign jurisdictions until it can sustain a level of profitability that demonstrates its ability to utilize the assets. During the quarter ended March 31, 2015, the Company recorded a tax expense of $7.8 million related to an increase in valuation allowance on deferred tax assets that existed as of the beginning of the year in Italy, as the Company has determined that is more likely than not that these assets will not be realized in the foreseeable future. This conclusion was based on the weight of the available positive and negative evidence, including that the Company incurred a three-year cumulative loss in Italy (after adjustments required for tax purposes) as of December 31, 2015.

The Company has federal net operating loss carryforwards of approximately $85.6 million that expire between 2020 and 2035. The Company also has state net operating loss carryforwards of approximately $35.3 million that expire between 2016 and 2035. The Company has net operating loss carryforwards in foreign jurisdictions of approximately $25.6 million that begin to expire in 2016. The Company has research tax credit carryforwards for Federal Income Tax purposes of approximately $2.4 million that expire between 2028 and 2035. The Company also has research and development credit carryforwards for state income tax purposes of approximately $3.0 million, which do not expire for tax reporting purposes. The Company also has $5.2 million of U.S. foreign tax credits that begin to expire in 2017. The Company has tax credits in foreign jurisdictions of $2.0 million that begin to expire in 2021.

Not included in the deferred tax assets as of December 31, 2015 is approximately $1.9 million of excess tax benefits related to employee stock compensation. If and when realized, the tax benefit of these assets will be accounted for as a credit to additional paid-in capital, rather than a reduction of the income tax provision.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is based on the consolidated income from operations before income taxes, equity share in income of unconsolidated affiliates, non-controlling interests and extraordinary gain as follows:

	Years Ended December 31,
	2015	2014	2013
Federal statutory income tax rate	(34.0)%	(34.0)%	34.0%
Permanent differences	9.5	0.3	(0.8)
Valuation Allowance	44.9	4.2	(50.5)
Goodwill impairment	6.2	20.4	0.0
Foreign tax rate differential	1.5	6.0	17.7
Expiration of NOL’s	0.3	1.6	6.8
State tax, net of federal benefit	(0.9)	(0.8)	(3.1)
Tax credits	(1.0)	(1.0)	(30.9)
Uncertain Tax Positions	3.0	1.9	151.3
Return to Accrual Adjustments	(4.2)	2.6	(8.7)
Other	0.0	0.0	(0.2)

Effective tax rate	25.3%	1.2%	115.6%

As of December 31, 2015, undistributed earnings, except with respect to a portion of undistributed earnings from the Company’s Italian subsidiaries, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes is provided thereon. Upon distributions of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company has accrued such residual income taxes for all undistributed foreign earnings not considered indefinitely reinvested. It is not practical to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits may be available to reduce federal income taxes in the event of distribution. As of December 31, 2015, the Company has a deferred tax liability of less than $0.1 million for earnings that are deemed not to be indefinitely reinvested.

As of December 31, 2015 and 2014, the Company had approximately $14.9 million and $13.8 million, respectively, of unrecognized tax benefits.

The following table summarizes the activities related to the unrecognized tax benefits:

	At December 31,
	2015	2014	2013
Beginning Balance	$13,847	$12,920	$8,061
Increases related to current year tax positions	952	893	1,311
Increases related to prior year tax positions	80	34	3,735
Expiration of the statute of limitations for the assessment of taxes	0	0	(187)

Ending Balance	$14,879	$13,847	$12,920

The Company’s annual effective tax rate will be reduced if $1.0 million of the Company’s unrecognized tax benefits at December 31, 2015 are recognized. To the extent unrecognized tax benefits are recognized at a time such valuation allowance no longer exists, the additional amount that would affect the effective tax rate is approximately $13.9 million. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various foreign and state jurisdictions with varying statutes of limitations. The Company is no longer subject to U.S. federal and state income tax examinations for years prior to 2010 and is no longer subject to tax examinations for significant foreign jurisdictions for years prior to 2008. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expenses. During 2015, there were $0.1 million of interest expense and penalties recorded in income tax expense, and at December 31, 2015, there was less than $0.3 million of accrued interest and penalties associated with uncertain tax positions.

In November 2015, the FASB issued a new accounting standard which simplifies the presentation of deferred income taxes. This update requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position. This update may be applied prospectively or retrospectively to all periods presented. The Company has adopted this standard and has applied the requirements retrospectively to all periods presented. The adoption of this standard resulted in the reclassification of $9.3 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax assets, net and a reclassification of $0.2 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax liabilities, net.

11. Debt

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of December 31, 2015	December 31, 2015	December 31, 2014
(a) Revolving lines of credit—Italy and Argentina	$7,354	$0	$0
(b) Revolving line of credit—USA.	30,000	0	0
(e) Other indebtedness	0	9	207

	$37,354	9	207
Less: current portion		9	207

Non-current portion		$0	$0

At December 31, 2015, the Company’s weighted average interest rate on outstanding debt was 6.95%. The Company is party to numerous significant credit agreements and other borrowings. All foreign denominated revolving lines of credit have been converted using the closing currency rate as of December 31, 2015.

(a) Revolving Lines of Credit—Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.2 million, which is unsecured, and $3.4 million that is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 0.9% to 3.9% as of December 31, 2015. At December 31, 2015 and 2014 there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $1.8 million. These lines are unsecured with no balance outstanding at December 31, 2015 and 2014. At December 31, 2015, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

(b) Revolving Line of Credit—USA

As of December 31, 2015, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $30.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At December 31, 2015 and 2014, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was originally $20.0 million with an expiration date of April 30, 2015, which on April 30, 2015 was renewed to April 29, 2016 with a new aggregate principal amount of loans available at any time increased to $30.0 million. At the Company’s option, the loans will bear interest on either the applicable LIBOR rate plus 2.0%, the bank’s prime rate plus 1.0% or the bank’s cost of funds rate plus 2.0%. The bank’s prime rate is a floating interest rate that may change as often as once a day. If any amounts under a loan remain outstanding after the loan’s maturity date, such amounts will bear interest at the bank’s prime rate plus 2.0%. In addition, this revolving credit facility carries a commitment fee of 0.5% of the average daily unused amount. The line of credit contains quarterly covenants which require the Company to maintain (1) a ratio of Net Debt/EBITDA for the then most recently concluded period of four consecutive fiscal quarters of the Company to be less than 2, (2) a consolidated net worth of at least $135.0 million, and (3) the Company shall not, and shall not permit any of its subsidiaries to create, incur, assume or permit to exist any Debt other than (i) debt of any such subsidiary owing to any other subsidiary or to the Company or (ii) debt for borrowed money in a total aggregate principal amount, the U.S. dollar equivalent of which does not exceed $75.0 million. At December 31, 2015, the Company was in compliance with these covenants.

(c) Other indebtedness

Other indebtedness includes a capital lease bearing interest at 6.95%.

12. Equity

(a) Shares Held in Treasury

As of December 31, 2015 and 2014, the Company also had 2,049,065 shares and 344,810 shares, respectively, held in treasury with a value of approximately $20.7 million, and $3.6 million, respectively. On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock for up to one year. As of December 31, 2015, 2,041,066 shares were repurchased under this program in the open market. The remainder of the treasury shares held by the Company at December 31, 2015 relates to 1,419 shares that came from the surrender of shares tendered for the exercise price in lieu of cash for the exercise of warrants, and 6,580 shares that came from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock.

The Company matched employee contributions to its non-qualified deferred compensation plan up to an annual maximum of $12,500 per employee by purchasing shares of the Company’s common stock in the open market, with such match discontinued in 2009 (see Note 18). These shares are carried at cost and classified as a deduction of equity. The Deferred Compensation Plan was terminated during the second quarter of 2014 and the funds were distributed in July 2015.

13. Stock-Based Compensation

The Company has one stock option plan and one phantom stock option plan that provide for the issuance of options and phantom stock options, respectively, to key employees and directors of the Company at the fair market value at the time of grant. Options and phantom stock options granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options or phantom stock options be exercised more than ten years after date of grant. Phantom stock options convey the right to the grantee to receive a cash payment once exercisable, equal to the positive difference between the fair market value of the stock on the date of the exercise less the exercise price on the date of the grant.

Under the Company’s 2009 Restricted Stock Bonus Plan, the Company’s Board of Directors may grant restricted stock and restricted stock units to officers, employees and non-employee directors. Restricted stock are awarded to non-employee directors and normally vest in one year. In the current year, certain key employee personnel were awarded restricted stock units vesting on each anniversary of the grant date, over a period of three years. When the restricted stock units vest, at the discretion of the Board of Directors, employees will receive either stock or cash equal to the closing price of the stock on the vesting date times the number of units.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

Stock-based compensation expense for the years ended December 31, 2015, 2014, and 2013 was allocated as follows (in thousands):

	Years Ended December 31,
	2015	2014	2013
Cost of revenue	$48	$44	$36
Research and development expense	38	34	25
Selling, general and administrative expense	1,238	397	301

	$1,324	$475	$362

Excess tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options are recorded as an increase to additional paid-in capital if and when realized. The Company did not record any excess tax benefits in the years ended December 31, 2015, 2014, and 2013 because, due to the net operating loss carry forward position for United States income tax purposes, the Company has not realized excess tax benefits.

Stock-Based Compensation Activity—Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for 2015 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2014	127,900	$13.86	8.2 yrs	$23,627

Vested and exercisable at December 31, 2014	35,290	$15.76	7.3 yrs	$0

Granted	0	0
Exercised	0	0
Forfeited	(10,880)	12.72

Outstanding at December 31, 2015	117,020	$13.97	7.1 yrs	$0

Vested and exercisable at December 31, 2015	48,606	$14.87	6.7 yrs	$0

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period. During the years ended December 31, 2015 and 2014, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero, as there were no options exercised. During the year ended December 31, 2013, the aggregate intrinsic value of options exercised under the Company’s stock option plans was $0.2 million, determined as of the date of option exercise.

As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.7 years. As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested stock options was $0.7 million, expected to be recognized over a weighted-average period of 3.5 years.

The following table sets forth summarized information with respect to stock options outstanding, vested and exercisable at December 31, 2015:

	Outstanding at December 31, 2015			Vested and Exercisable at December 31, 2015
Exercise Price Range:	Number of Shares	Average Life (in years)	Average Price	Number of Shares	Average Price
$10.01 to $15.00	36,010	8.3	$10.37	7,202	$10.37
$15.01 to $20.00	81,010	6.6	15.57	41,404	15.65

	117,020	7.1	$13.97	48,606	$14.87

Phantom Stock Options

The following table displays stock option activity including the weighted average phantom stock option prices for the nine months ended December 31, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2014	145,000	$14.11	8.0 yrs
Granted	0	0
Exercised	0	0
Forfeited	(26,250)	14.52

Outstanding at December 31, 2015	118,750	$14.02	7.1 yrs

Vested and exercisable at December 31, 2015	49,875	$14.91	6.5 yrs

The Company’s cash-settled phantom stock options are accounted for as liability awards and are re-measured at fair value each reporting period. Compensation expense is recognized over the requisite service period and is equal to the fair value less the exercise price of the stock. If the fair value is below the exercise price, no expense is recognized.

The phantom stock options have been accounted for as a liability within the Condensed Consolidated Financial Statements based on the closing price of the Company’s stock price at the reporting period end. As of December 31, 2015 and December 31, 2014, total liability related to phantom stock options was zero and less than $0.1 million, respectively.

Stock-Based Compensation Activity—Restricted Stock

A summary of the unvested restricted stock awards as of December 31, 2015 and the changes during the year then ended are presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2014	29,162	$10.75
Granted (1)	303,378	10.63
Vested	(28,681)	10.69
Forfeited	0

Unvested at December 31, 2015 (1)	303,859	$10.65

(1)	Includes 261,000 restricted stock units

As of December 31, 2015, total unrecognized share-based compensation cost related to unvested restricted stock was $2.3 million, which is expected to be recognized over a weighted-average period of 2.1 years. As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested restricted stock was approximately $0.1 million, expected to be recognized over a weighted-average period of approximately 0.6 years.

14. Changes and reclassifications in Accumulated Other Comprehensive Loss by Component

(a) Changes in Accumulated Other Comprehensive Loss by Component (all amounts are net of tax, except foreign currency items)

	Year Ended December 31, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2014	$0	$(26,403)	$(26,403)
Current period Other Comprehensive Income activity before reclassifications	0	(19,647)	(19,647)

Net current-period Other Comprehensive Loss	0	(19,647)	(19,647)
Net current-period Other Comprehensive Income attributable to non-controlling interest	0	1	1

Ending balance, December 31, 2015	$0	$(46,049)	$(46,049)

	Year Ended December 31, 2014 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2013	$55	$(494)	$(439)
Current period Other Comprehensive Income activity before reclassifications	(55)	(26,619)	(26,674)
Amounts reclassified from Accumulated Other Comprehensive Loss	0	691	691

Net current-period Other Comprehensive Loss	(55)	(25,928)	(25,983)
Net current-period Other Comprehensive Income attributable to non-controlling interest		19	19

Ending balance, December 31, 2014	$0	$(26,403)	$(26,403)

	Year Ended December 31, 2013 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2012	$(9)	$(2,051)	$(2,060)
Current period Other Comprehensive Loss activity before reclassifications	55	2,252	2,307
Amounts reclassified from Accumulated Other Comprehensive Income (Loss)	9	(695)	(686)

Net current-period Other Comprehensive Income	64	1,557	1,621

Ending balance, December 31, 2013	$55	$(494)	$(439)

(b) Reclassifications out of Accumulated Other Comprehensive Loss

	Amount Reclassified from Accumulated Other Comprehensive Loss (in thousands)
Details about Accumulated Other Comprehensive Income (Loss) Components	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Affected Line Item in the Statement Where Net Income is Presented
Unrealized losses on available-for-sale securities	$0	$0	$9	Other Expense (Income), net
Foreign Currency Items:
—Foreign currency loss (gain) on available for sale securities	0	691	(429)	Other Expense (Income), net
—Foreign currency gain on sales of BRC Pakistan	0	0	(266)	Other Expense (Income), net

Total reclassifications for the period	$0	$691	$(686)

15. Impairments

The Company performs its annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

During the third quarter of 2015, the Company determined that the proposed transaction with Westport (see Note 1) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting unit of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on the Company’s preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the reporting unit within the FSS Automotive segment, as well as for the reporting unit within the FSS Industrial segment.

As a result during the third quarter of 2015, the Company recognized, based on its best estimate, impairment charges of $3.3 million, in relation with its reporting unit located in Argentina within its FSS Automotive segment, and impairment charge of $3.7 million, in relation with its reporting unit located in the US within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2015. As a result, as of December 31, 2015, the Company had no goodwill on its Consolidated Balance Sheet.

In addition, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $5.3 million and $1.5 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment and FSS Industrial segment, respectively.

The following table summarizes the impairment charges for each reporting unit/asset group by asset category (in thousand):

	Year Ended December 31, 2015
	Italy	US Industrial	US Automotive	Argentina	Total
Equipment and leasehold improvements	$2,590	$1,507	$326	$0	$4,423
Goodwill	0	3,658	0	3,357	7,015
Intangible assets	1,042	0	1,286	0	2,328

Total Impairments	$3,632	$5,165	$1,612	$3,357	$13,766

During the fourth quarter of 2015, the impairment analyses for goodwill was finalized and no changes were identified.

The 2015 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2015.

During the second quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the trading values of the Company’s stock at the time, and corresponding decline in the Company’s market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. As a result, the Company examined the Italian reporting units of its FSS Automotive segment, as well as the Canadian and Netherlands reporting units of its FSS Industrial segment. Based on the Company’s analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within the FSS Automotive segment, as well as for the two reporting units within the FSS Industrial segment.

As a result, during the second quarter of 2014, the Company recognized impairment charges of $33.1 million and $2.6 million, respectively, in relation with its two reporting units located in Italy within its FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with its two reporting units located in Canada and in the Netherlands within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2014.

In addition, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $4.4 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment

The following table summarizes the impairment charges for each reporting unit by asset category (in thousand):

	Year Ended December 31, 2014
	Italy	US Automotive	Netherlands	Canada	Total
Equipment and leasehold improvements	$2,239	$439	$0	$0	$2,678
Goodwill	35,780	0	1,094	3,064	39,938
Intangible assets	1,017	708	0	0	1,725

Total Impairments	$39,036	$1,147	$1,094	$3,064	$44,341

During the year ended December 31, 2014, the impairment analyses for goodwill was finalized and no changes were identified.

During the fourth quarter of 2014, the Company tested the remaining goodwill balance. The fair values of the Company’s reporting units exceeded the respective carrying values and, consequently, no further impairments were identified during the fourth quarter of 2014.

The 2014 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2014.

In connection with these impairment charges, the Company recognized a tax benefit of approximately $1.1 million for the twelve months ended December 31, 2014.

These impairments in 2015 and 2014 were measured, depending on the asset, either under an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impairment assets. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined by ASC 820.

For the year ended December 31, 2013, the Company recorded no impairments.

16. Loss Per Share

The following table sets forth the computation of basic and diluted income per share (in thousands, except share and per share data):

	Years Ended December 31,
	2015	2014	2013
Numerator:
Net loss attributable to Fuel Systems	$(47,135)	$(53,416)	$(460)

Denominator:
Denominator for basic earnings per share—weighted average number of shares	18,486,083	20,074,773	20,073,360
Effect of dilutive securities:
Employee stock options	0	0	0
Unvested restricted stock	0	0	0
Shares held in escrow	0	0	0

Dilutive potential common shares	18,486,083	20,074,773	20,073,360

Basic loss per share:
Net loss per share attributable to Fuel Systems	$(2.55)	$(2.66)	$(0.02)

Diluted loss per share:
Net loss per share attributable to Fuel Systems	$(2.55)	$(2.66)	$(0.02)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted EPS:

	Years Ended December 31,
	2015	2014	2013
Anti-dilutive instruments excluded from computation of diluted net loss per share:
Options	117,020	87,217	10,143
Restricted stock	205,989	11,418	4,213
Shares held in escrow	0	0	1,100

17. Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the consolidated balance sheets at December 31, 2015 and 2014 representing related party transactions with the Company.

	As of
	December 31, 2015	December 31, 2014
Current Receivables with related parties:
Bianco S.p.A. (a)	$249	$266
IMCOS Due S.r.L (b)	32	0
Others (c)	6	0
Ningbo Topclean Mechanical Technology Co. Ltd. (d)	0	131
Current Receivables with JVs and related partners:
PDVSA Industrial S.A. (e)	1,445	4,697
Ideas & Motion S.r.L. (f)	29	0

	1,761	5,094
Less Allowance on Doubtful Accounts
PDVSA Industrial S.A. (e)	(1,445)	0

	$316	$5,094

Current Payables with related parties:
TCN Vd S.r.L. (g)	$773	$787
Europlast S.r.L. (h)	647	901
TCN S.r.L. (i)	555	724
A.R.S. Elettromeccanica (j)	366	200
Grosso, de Rienzo, Riscossa, Di Toro e Associati (k)	104	101
Others (c)	43	9
IMCOS Due S.r.L. (b)	13	0
Ningbo Topclean Mechanical Technology Co. Ltd. (d)	13
Erretre S.r.L. (l)	11	14
Current Payable with JVs and related partners:
Ideas & Motion S.r.L. (f)	0	8

	$2,525	$2,744

(a)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (i) below).
(b)	IMCOS Due S.r.L. is 100% owned by the Company’s Chief Executive Officer along with his brother Pier Antonio Costamagna and their immediate family.
(c)

Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna, who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 2014), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), Immobiliare IV Marzo (30% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and two employees of the Company), Delizie Bakery S.r.L. (100% owned by IMCOS Due S.r.L, see note (k) below), and Galup S.r.L. (90% owned by TCN S.r.L., see note (h) below).

(d)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (c) above).
(e)

PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company. Due to uncertainty as to the collectability of the above receivable, it has been fully written off in the amount of $1,445.

(f)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(g)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (i) below) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(h)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.

(i)	TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(j)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (c) above).
(k)	Marco Di Toro, a former director of the Company who resigned effective March 4, 2016, is a partner of the law firm Grosso, de Rienzo, Riscossa, Di Toro e Associati.
(l)	Erretre S.r.L. is 70% owned by the Company’s Chief Executive Officer’s immediate family.

	(in thousands) Years Ended December 31,
	2015		2014		2013
	Purchases	Sales	Purchases	Sales	Purchases	Sales
Related Party Company:
TCN Vd S.r.L	$1,920	$22	$2,162	$33	$2,933	$11
Europlast S.r.L.	1,886	7	3,032	1	3,877	12
A.R.S. Elettromeccanica	1,300	16	1,458	0	1,630	0
TCN S.r.L	1,131	0	2,605	0	3,159	0
Ningbo Topclean Mechanical Technology	1,098	0	913	0	1,383	0
Grosso, de Rienzo, Riscossa, Di Toro e Associati	162	0	274	0	170	0
Erretre S.r.L.	138	2	190	8	210	3
Others	108	137	37	35	30	27
Bianco S.p.A.	1	577	38	836	15	568
JVs and related partners:
Ideas & Motions S.r.L	0	83	167	11	273	0
Rohan BRC(a)	0	0	0	0	290	2,358
PDVSA Industrial S.A.	0	3	0	6,820	0	3,037

	$7,744	$847	$10,876	$7,744	$13,970	$6,016

(a)	Amounts represent purchases and sales prior to the acquisition that closed on September 13, 2013 (see Note 3).

Other Transactions with Related Parties

Amounts presented above for purchases from, and sales to, related parties were corrected following the identification of a disclosure error in the applicable section of the Related Party Transactions note to the consolidated financial statements for the year ended December 31, 2014 included in the Company’s Form 10-K filed on March 12, 2015. The Company identified the presentation of incorrect amounts in Euro instead of US Dollars for purchases from, and sales to, related parties for the year ended December 31, 2014 in the applicable table of the above-mentioned note. These errors were identified and presented correctly in the Proxy statement mailed out to the Company’s shareholders on April 14, 2015. These errors, which represented a total change of $2.7 million for purchases and $1.9 million for sales, are not considered material to the previously issued financial statements and are presented corrected in the above table.

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2016, with the last agreement ending in 2020. The Company paid IMCOS Due S.r.L. lease payments of $2.5 million, $2.7 million, and $2.1 million in 2015, 2014, and 2013, respectively. In April 2014, IMCOS Due S.r.L. purchased two properties from a third party, which are currently being leased by the Company. In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L., which resulted in write offs of leasehold improvements for approximately $2.0 million. In the second quarter of 2015, IMCOS Due S.r.L. agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility. This amount is reflected in other (expense) income, net for the year ended December 31, 2015. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices. As of December 31, 2015, approximately $65 thousand is included in Other Current Assets and $0.2 million is included in Other Assets on the Condensed Consolidated Balance Sheet. After termination of one of the leases from IMCOS Due S.r.L effective December 31, 2014, that the billing of certain public utility connections was not transferred back to IMCOS Due S.r.L and payments in the amount of $32 thousand (€29 thousand) were made on behalf of IMCOS Due S.r.L. during 2015. All costs which were not billed to the new tenant by Company were reimbursed by IMCOS Due to the Company at the end of February 2016.

The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and one employee of the Company. The Company paid Immobiliare 4 Marzo S.a.s. lease payments of $0.3 million, $0.3 million, and $0.4 million in 2015, 2014, and 2013, respectively. The term of this lease reflects the fair market value of such property based upon an appraisal.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method. In connection with this agreement, the Company determined it would be in a loss position at its completion, and accordance with the applicable guidance, recorded a loss of approximately $0.4 million in cost of revenue in the third quarter of 2015. As of December 31, 2015 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $5.9 million and $5.9 million, respectively. As of December 31, 2014 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $6.6 million and $6.8 million, respectively. At December 31, 2015 and 2014, an advance payment from PDVSA of $0.0 million and $0.8 million, respectively, is included in accrued expenses.

18. Commitments and Contingencies

(a) Leases

The Company has certain non-cancelable operating leases for facilities and equipment. Future minimum lease commitments under non-cancelable leases at December 31, 2015 are as follows (in thousands):

Years Ending December 31,	Third Party Obligations	Related Party Obligations (1)	Total Obligations
2016	$3,639	$2,359	$5,998
2017	2,719	2,217	4,936
2018	2,007	1,770	3,777
2019	489	1,482	1,971
2020	0	803	803
Thereafter	0	78	78

Total	$8,854	$8,709	$17,563

(1)	See Note 17

Total rental expense under the operating leases for 2015, 2014, and 2013 was approximately $6.8 million, $8.2 million, and $8.0 million, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

(b) Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions against us, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

On April 24, 2015, Mariano Costamagna agreed with the Company that, effective December 31, 2015 (the “Retirement Date”), he would retire and resign as the Chief Executive Officer of the Company and relinquish all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L. (“MTM”). In connection with his retirement, Mr. Costamagna entered into a Retirement Agreement (the “Retirement Agreement”) with the Company and MTM. Under the Retirement Agreement, in addition to his compensation until the Retirement Date, Mr. Costamagna is entitled to (i) an award of 100,000 shares of Company restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in the Retirement Agreement, on December 31, 2016, and (ii) a lump sum cash payment of €450,000 payable on December 31, 2015. Mr. Costamagna will continue as a director of MTM and the Company after the Retirement Date. Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units.

On December 16, 2015, Mariano Costamagna entered in an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) April 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company went through a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of facilities, recorded within selling, general, and administrative expenses on the Company’s Condensed Consolidated Statement of Operations.

The following tables represent the roll-forward of the accrued employee severance liability as of December 31, 2015 and 2014 included in Accrued expenses on the Condensed Consolidated Balance Sheets, as well as a detail of the costs accrued for rationalization of operations for the years ended December 31, 2015 and 2014:

	As of
	December 31, 2015				December 31, 2014
Accrued Employee Severance (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total
Balance at beginning of period	$81	$48	$108	$237	$0	$0	$0	$0
Expenses (1)	100	2,836	0	2,936	631	2,809	110	3,550
Payments	(181)	(2,214)	(78)	(2,473)	(550)	(2,761)	(2)	(3,313)
Effect of foreign currency translation	0	(16)	0	(16)	0	(0)	(0)	(0)

Balance at end of period	$0	$654	$30	$684	$81	$48	$108	$237

(1)	Total expenses for the year ended December 31, 2015 for FSS Automotive are net of an adjustment to severance of approximately $39 thousand in relation with settlement at advantageous conditions.

	Year Ended December 31, 2015				Year Ended December 31, 2014
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total
Employee Severance	$100	$2,836	$0	$2,936	$631	$2,809	$110	$3,550
Long-lived and other assets write-off	0	1,518	0	1,518	0	2,480	0	2,480

Total Restructuring Costs	$100	$4,354	$0	$4,454	$631	$5,289	$110	$6,030

For the year ended December 31, 2013, the Company did not incur any restructuring costs.

(c) Investment and Tax Savings Plan

The Company has two registered pension plans which provide defined contribution benefits to some of its employees.

In Canada, the Company provides employee and Company funded defined contribution benefits to its employees (the “Canadian Plan”). Full-time employees are eligible to participate on the first day of any month on or after the completion of one year of continuous employment. Part-time employees are eligible to participate on the first day of any month on or after the completion of two years of continuous employment.

Under the Canadian Plan employees are required to contribute an amount equal to 0.5 percent up to 4 percent of their earnings, with the Company contributing an amount equal to the employee required contributions, up to a maximum of $4,000 per year. Incremental voluntary contributions by the employees are permitted as long as the total contributions to the plan do not exceed the limits specified under the Canadian Income Tax Act. Approximately 57% of the Canadian employees of the above-mentioned entities were enrolled in this plan as of December 31, 2015. Employer contributions were approximately $0.2 million, $0.2 million, and $0.2 million, in each of the twelve months periods ended December 31 2015, 2014, and 2013, respectively.

The Company’s Investment and Tax Savings Plan (the “401(k) plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The 401(k) plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All U.S. employees who are at least age twenty-one or older are eligible to participate in the 401(k) plan immediately and can enter the 401(k) plan on the first day of each month. Eligible employees of the Company who elect to participate in the 401(k) plan may contribute into the plan from 1% to 100% of compensation. The Company’s matching contributions are discretionary and match 100% on the first 3% of the elective salary deferrals. Approximately 62% and 66% of eligible employees were enrolled in the 401(k) plan at December 31, 2015 and December 31, 2014, respectively. Employer contributions were $.01 million, $0.1 million, and $0.2 million for 2015, 2014, and 2013, respectively.

(d) Deferred Compensation Plan

The Company had a non-qualified deferred compensation plan which, was terminated in the second quarter of 2014, whereby selected key employees and directors may elect to defer a portion of their compensation each year. This plan was administered by a third party plan administrator. Employee contributions were invested in mutual funds and consequently considered to be traded instruments. The Company matched 50% of the employee contribution up to an annual maximum of $12,500. Participants in the plan were 25% vested in the amount of the Company matching contributions upon attaining two years of service, with an additional 25% vested for each additional year of service thereafter. The Company match was discontinued in 2009. This plan was terminated during the second quarter of 2014 and the funds were distributed in July 2015.

The Company consolidated the assets of the deferred compensation plan as part of the Company’s assets at the end of each quarter, which were classified as short-term investments on the Company’s balance sheet as of December 31, 2014, following termination of the plan. At December 31, 2015 and 2014, the assets under the plan were zero and $0.6 million, respectively. At December 31, 2015 and 2014 the liabilities under the plan were zero and $0.7 million, respectively.

(e) Severance Funds

Italian law requires companies to make a mandatory termination payment called the Trattamento di Fine Rapporto (“TFR”) to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation, or layoff. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if employment ceased immediately. During 2015, 2014, and 2013, the Company had recorded approximately $1.6 million, $1.9 million, and $2.4 million, respectively, in expense for TFR and has a long-term liability accrued in the amount of $3.4 million, and $4.1 million as of December 31, 2015 and 2014, respectively. This liability for severance indemnities relates to the Company’s employees in Italy.

19. Business Segment and Geographic Information

Business Segments. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation (automotive OEM and aftermarket) and transportation infrastructure operations (compressors).

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

Financial Information by Business Segment. Financial information by business segment follows (in thousands):

	Years Ended December 31,
Revenue:	2015	2014	2013
FSS Industrial	$95,152	$104,435	$123,351
FSS Automotive	168,245	234,693	276,490

Total	$263,397	$339,128	$399,841

	Years Ended December 31,
Operating Income (Loss):	2015	2014	2013
FSS Industrial	$2,467	$4,217	$9,811
FSS Automotive	(21,136)	(49,767)	1,117
Corporate Expenses	(18,808)	(8,669)	(6,519)

Total	$(37,477)	$(54,219)	$4,409

	As of December 31,
Total Assets:	2015	2014
FSS Industrial	$106,295	$126,384
FSS Automotive	152,318	211,788
Corporate (1)	148,176	175,980
Eliminations	(178,350)	(190,147)

Total	$228,439	$324,005

(1)	Represents corporate balances not allocated to either of the business segments and primarily includes investments in the subsidiaries, which eliminate in consolidation.

	Years Ended December 31,
Capital Expenditures:	2015	2014	2013
FSS Industrial	$1,624	$3,124	$2,679
FSS Automotive	5,793	10,583	6,559
Corporate	0	19	268

Total	$7,417	$13,726	$9,506

Geographic Information.

The Company’s geographic information for revenue to unaffiliated customers and long-lived assets is shown below. The basis for determining revenue is the geographic location of the customer. Long-lived assets represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Years Ended December 31,
Revenue:	2015	2014	2013
North America:
United States	$76,284	$87,224	$113,674
Canada	4,194	5,144	5,044
Europe:
Italy	47,000	51,294	74,987
All other (1)	64,574	88,223	78,219
Asia & Pacific Rim (1)	32,201	42,829	66,577
Latin America (1)	39,144	64,414	61,340

Total	$263,397	$339,128	$399,841

(1)	No one country represents more than 10% of total consolidated revenue.

	As of December 31,
Long-Lived Assets:	2015	2014
North America:
United States	$2,819	$4,724
Canada	3,791	5,070
Europe:
Italy	23,845	34,896
All other (1)	422	667
Asia & Pacific Rim (1)	2,757	588
Latin America (1)	1,949	2,992

Total	$35,583	$48,937

(1)	No one country represents more than 10% of total consolidated long-lived assets.

20. Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

In 2015, 2014, and 2013, no customers represented more than 10.0% of the consolidated sales.

Accounts Receivable

At December 31, 2015 and 2014, no customers represented more than10.0% of the consolidated account receivable.

Purchases

During 2015, 2014, and 2013, no suppliers represented more than 10.0% of the consolidated purchases of raw materials and services. In 2015, 2014, and 2013, ten suppliers accounted for approximately 29.1%, 23.0%, and 26.7%, respectively, of consolidated purchases of raw materials and services.

Cash

Operating cash balances held at non-U.S. banks, primarily in Europe, represent 73.1% and 57.3% of the Company’s consolidated cash and cash equivalents at December 31, 2015 and 2014, respectively.

21. Supplementary Cash Flow Information

Supplementary cash flow information for 2015, 2014, and 2013 is as follows (in thousands):

	Years Ended December 31,
Supplementary Cash Flow Information:	2015	2014	2013
Interest paid	$213	$445	$18
Taxes paid (including franchise taxes)	$1,247	$2,879	$10,946
Supplemental disclosures of cash flow information
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$17	$282	$725

22. Quarterly Results of Operations

A summary of the unaudited quarterly consolidated results of operations follows (in thousands, except per share amounts).

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2015	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$63,292	$67,185	$65,595	$67,325
Cost of revenue	48,768	52,232	50,460	52,563
Gross profit	14,524	14,953	15,135	14,762
Operating expenses	18,976	20,220	36,438 (a)	21,217 (b)
Operating loss	(4,452)	(5,267)	(21,303)	(6,455)
Interest income (expense), net	(7)	36	(14)	(36)
Net loss attributable to Fuel Systems Solutions, Inc.	(11,870)	(5,998)	(22,370)	(6,897)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.62)	$(0.32)	$(1.24)	$(0.38)
Diluted	$(0.62)	$(0.32)	$(1.24)	$(0.38)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2014	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$81,296	$87,391	$85,077	$85,364
Cost of revenue	63,895	69,539	65,101	65,936
Gross profit	17,401	17,852	19,976	19,428
Operating expenses	19,683	65,759 (c)	21,365	22,069 (d)
Operating loss	(2,282)	(47,907)	(1,389)	(2,641)
Interest income (expense), net	13	(27)	116	49
Net (loss) income attributable to Fuel Systems Solutions, Inc.	(2,006)	(44,190)	(3,207)	(4,013)
Net (loss) income per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.10)	$(2.20)	$(0.16)	$(0.20)
Diluted	$(0.10)	$(2.20)	$(0.16)	$(0.20)

(a)	Includes impairment charges for approximately $13.8 million (see Note 15).
(b)	Includes cost for work force reduction of approximately $0.5 million and for write off in connection with facility closing for approximately $0.5 million (see Note 18).

(c)	Includes impairment charges for approximately $44.3 million (see Note 15).
(d)	Includes cost for work force reduction of approximately $0.1 million and for write off in connection with facility closing for approximately $2.0 million (see Note 18).

23. Subsequent Events

Amendment to Merger Agreement

On March 6, 2016 the Company entered into an Amendment to the Merger Agreement (see Note 1). This Amendment changed the exchange ratio from 2.129 shares to a range of 3.0793 to 2.129 shares depending on the weighted average price of Westport shares as defined by the Amendment.

FUEL SYSTEMS SOLUTIONS, INC.

SCHEDULE II—VALUATION ACCOUNTS

(in thousands)

	Balance at beginning of period	Additions (reductions) charged to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the period ended:
December 31, 2015	$3,129	$305	$(429)	$3,005
December 31, 2014	$3,993	$306	$(1,170)	$3,129
December 31, 2013	$4,349	$583	$(939)	$3,993
Deferred tax valuation allowance for the period ended:
December 31, 2015	$47,317	$16,834	$(721)	$63,430
December 31, 2014	$44,508	$2,224	$585	$47,317
December 31, 2013	$46,284	$2,211	$(3,987)	$44,508

SCHEDULE C

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$48,541	$60,162
Accounts receivable, less allowance for doubtful accounts of $2,502 and $3,005 at March 31, 2016 and December 31, 2015, respectively	45,838	44,524
Inventories	75,244	62,717
Other current assets	15,466	15,523
Short-term investments	1,000	1,000
Related party receivables, net	303	316

Total current assets	186,392	184,242

Equipment and leasehold improvements, net	35,795	35,583
Deferred tax assets, net	4,695	4,552
Intangible assets, net	2,620	2,680
Other assets	1,428	1,382

Total Assets	$230,930	$228,439

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$35,718	$34,117
Accrued expenses	28,819	26,859
Income taxes payable	647	233
Term loans and debt	35	9
Related party payables	2,110	2,525

Total current liabilities	67,329	63,743
Other liabilities	10,090	9,858
Term loans and debt	111	0
Deferred tax liabilities, net	754	751

Total Liabilities	78,284	74,352

Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at March 31, 2016 and December 31, 2015	0	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,143,108 issued and 18,094,043 outstanding at March 31, 2016 and December 31, 2015, respectively	20	20
Additional paid-in capital	322,535	322,144
Shares held in treasury, 2,049,065 shares at March 31, 2016 and December 31, 2015, respectively	(20,742)	(20,742)
Accumulated Deficit	(107,760)	(101,286)
Accumulated other comprehensive loss	(41,407)	(46,049)

Total Equity	152,646	154,087

Total Liabilities and Equity	$230,930	$228,439

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenue	$56,142	$63,292
Cost of revenue	41,505	48,768

Gross profit	14,637	14,524
Operating expenses:
Research and development expense	5,249	5,263
Selling, general and administrative expense	14,516	13,713

Total operating expenses	19,765	18,976

Operating loss	(5,128)	(4,452)
Other (expense) income, net	(583)	983
Interest expense, net	(12)	(7)

Loss from operations before income taxes and non-controlling interest	(5,723)	(3,476)
Income tax expense	(751)	(8,351)

Net loss	(6,474)	(11,827)
Less: Net income attributable to non-controlling interest	0	(43)

Net loss attributable to Fuel Systems Solutions, Inc.	(6,474)	(11,870)

Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.36)	$(0.62)

Diluted	$(0.36)	$(0.62)

Number of shares used in per share calculation:
Basic	18,094,043	19,194,976

Diluted	18,094,043	19,194,976

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands); (Unaudited)

	Three Months Ended March 31,
	2016	2015
Net loss	$(6,474)	$(11,827)
Other comprehensive loss, net of tax except for foreign currency items:
Foreign currency translation adjustments	4,642	(15,586)

Other comprehensive loss, net of tax except for foreign currency items	4,642	(15,586)

Comprehensive loss	(1,832)	(27,413)
Less: net comprehensive income attributable to the non-controlling interest	0	(8)

Comprehensive loss attributable to Fuel Systems Solutions, Inc.	$(1,832)	$(27,421)

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands); (Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss attributable to Fuel Systems Solutions, Inc.	$(6,474)	$(11,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and other amortization	2,015	2,379
Amortization of intangibles arising from acquisitions	190	473
Provision for doubtful accounts	79	179
Write down of inventory	782	455
Deferred income taxes	(75)	7,776
Unrealized loss (gain) on foreign exchange transactions	367	(610)
Compensation expense related to equity awards	391	121
Loss on disposal of equipment and other assets	0	222
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(128)	308
Increase in inventories	(10,968)	(4,145)
Decrease (increase) in other current assets	337	(2,307)
Decrease (increase) in other assets	11	(214)
Increase (decrease) in accounts payable	624	(4,308)
Increase in income taxes payable	384	153
Increase in accrued expenses and long-term liabilities	1,176	180
Receivables from/payables to related parties, net	(478)	319

Net cash used in operating activities	(11,767)	(10,889)

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(935)	(1,787)
Redemption of investments at maturity	0	5,000
Purchase of investments	0	(6,000)
Other	102	310

Net cash used in investing activities	(833)	(2,477)

Cash flows from financing activities:
Payments on term loans and other loans	(31)	(6)
Increase in treasury shares (share repurchase program)	0	(10,935)

Net cash used in financing activities	(31)	(10,941)

Net decrease in cash and cash equivalents	(12,631)	(24,307)
Effect of exchange rate changes on cash	1,010	(3,050)

Net decrease in cash and cash equivalents	(11,621)	(27,357)
Cash and cash equivalents at beginning of period	60,162	85,180

Cash and cash equivalents at end of period	$48,541	$57,823

Supplemental disclosures of cash flow information:
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$222	$72

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2016

(Unaudited)

1. Basis of Presentation

The accompanying condensed consolidated balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements included in the Fuel Systems Solutions, Inc. (“Fuel Systems” or “the Company”) 2015 Annual Report on Form 10-K. The accompanying condensed consolidated financial statements as of and for the periods ended March 31, 2016 and 2015 are unaudited and reflect all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial position and operating results for the interim periods. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, contained in Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the original terms of the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments.

On March 6, 2016 the Company entered into an Amendment to the Merger Agreement. This Amendment changed the exchange ratio from 2.129 shares to a range of 3.0793 to 2.129 shares depending on the weighted average price of Westport shares as defined by the Amendment. Consummation of the merger is subject to various closing conditions.

The Company designs, manufactures and supplies alternative fuel components and systems for use in the transportation, industrial and power generation industries on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

The condensed consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the twelve months ending December 31, 2016, or for any future period.

2. Recent Accounting Standards

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers. The core principle of the guidance is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In July 2015, the FASB finalized a deferral of this standard resulting in the standard being effective beginning in 2018, with early adoption permitted in the beginning of 2017. This standard can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the effect that adopting this new accounting guidance will have on the Company’s consolidated financial statements.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition. The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of this standard did not impact the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers, related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control, only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in clause (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The adoption of this standard did not impact the Company’s financial statements.

In August 2015, the FASB issued a new accounting standard, which simplifies the measurement of inventory by requiring certain inventory to be measured at the “lower of cost and net realizable value” and the previous parameters for “market value” will be eliminated. The new accounting standard defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” The standard will be effective for fiscal years beginning after December 15, 2016, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

In February 2016, the FASB issued a new lease accounting standard. The key objective of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). For income statement purposes, a dual model has been retained, with leases to be designated as operating leases or finance leases. Expenses will be recognized on a straight-line basis for operating leases, and a front-loaded basis for finance leases. For public entities, the new standard is effective for periods beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. The Company is currently evaluating the impact of the new standard on its financial statements.

In March 2016, the FASB issued amendments to simplify several aspects of the accounting for share-based payment transactions through ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” The amendments simplify areas such as income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, and interim periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The application of this guidance is not expected to have a material impact on the Company’s financial statements.

3. Cash and Investments

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. The Company’s marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Condensed Consolidated Statements of Operations.

Cash, cash equivalents, and marketable securities consist of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Cash and cash equivalents:
Cash	$41,468	$48,343
Money market funds	7,073	11,819

Total cash and cash equivalents	$48,541	$60,162

Investments:
Other investments, held to maturity:
Time deposits (1)	1,000	1,000

Total investments	$1,000	$1,000

Short-term investments	$1,000	$1,000

Note (1): At March 31, 2016 and December 31, 2015, these amounts represent one Bank of America certificate of deposit (no interest if withdrawn before maturity): a $1.0 million certificate of deposit with a maturity date of June 27, 2016 and 0.52% interest rate.

At March 31, 2016 and December 31, 2015, restricted cash included in other assets was approximately $0.4 million and $0.4 million, respectively.

4. Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or non-recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact business and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	—	Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and marketable securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

	As of March 31, 2016	Fair value measurement at reporting date using
		Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$7,073	$7,073	$0	$0
Other investments, held to maturity:
Time deposits	1,000	0	1,000	0

Total	$8,073	$7,073	$1,000	$0

	As of December 31, 2015	Fair value measurement at reporting date using
		Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$11,819	$11,819	$0	$0
Other investments, held to maturity:
Time deposits	1,000	0	1,000	0

Total	$12,819	$11,819	$1,000	$0

5. Inventories

Inventories, consisting of raw materials and parts, work-in-process, and finished goods are stated at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Inventories are comprised of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Raw materials and parts	$50,967	$41,268
Work-in-process	1,938	1,875
Finished goods	21,403	18,462
Inventory on consignment	936	1,112

Total inventories	$75,244	$62,717

6. Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Dies, molds, and patterns	$5,207	$4,964
Machinery and equipment	58,759	56,108
Office furnishings and equipment	20,463	19,787
Automobiles and trucks	4,542	4,121
Leasehold improvements	16,437	15,881

Total equipment and leasehold improvements	105,408	100,861
Less: accumulated depreciation	(69,613)	(65,278)

Equipment and leasehold improvements, net of accumulated depreciation	$35,795	$35,583

Depreciation expense related to equipment and leasehold improvements was approximately $2.0 million and $2.4 million for the three months ended March 31, 2016 and 2015, respectively.

7. Intangibles

At March 31, 2016 and December 31, 2015, intangible assets consisted of the following (in thousands):

	WT Average Remaining Amortization period (in years)	As of March 31, 2016			As of December 31, 2015
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	3.5	$24,115	$(23,266)	$849	$23,551	$(22,693)	$858
Customer relationships	12.2	18,079	(16,669)	1,410	17,800	(16,383)	1,417
Trade name	6.1	3,953	(3,592)	361	3,810	(3,405)	405

Total		$46,147	$(43,527)	$2,620	$45,161	$(42,481)	$2,680

Amortization expense related to existing technology and customer relationships of $0.1 million and $0.4 million for the three months ended March 31, 2016 and 2015, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements of $0.1 million and $0.1 million for three months ended March 31, 2016 and 2015, respectively, is reported as a component of operating expenses.

Amortization expense for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
Nine months ending December 31, 2016	$491
2017	509
2018	370
2019	297
2020	266
2021	228
Thereafter	459

$2,620

8. Warranties

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Changes in the Company’s product warranty liability during the three months ended March 31, 2016 and 2015 are as follows (in thousands):

	Three Months Ended March 31,
	2016	2015
Balance at beginning of period	$5,333	$6,424
Provisions charged to costs and expenses	877	703
Settlements	(267)	(941)
Adjustments to pre-existing warranties	(860)	(382)
Effect of foreign currency translation	236	(441)

Balance at end of period	$5,319	$5,363

9. Income Taxes

The Company’s effective tax rate for the three months ended March 31, 2016 was (13.1)% compared to an effective tax rate of (240.2)% for the three months ended March 31, 2015.

The Company operates in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates. The change in the effective tax rate is primarily a result of the fluctuation of earnings in the various jurisdictions and losses incurred in the United States and certain foreign jurisdictions (“loss jurisdictions”) for which no tax benefit has been recorded.

For the three months ended March 31, 2015, our effective tax rate was impacted by a tax expense of $7.8 million related to an increase in valuation allowance on deferred tax assets that existed as of the beginning of 2015 in Italy, as the Company has determined that it is more likely than not that these assets will not be realized in the foreseeable future. This conclusion was based on the weight of the available positive and negative evidence, including the three year cumulative loss recorded in Italy (after adjustments required for tax purposes) as of 2015.

The Company believes that the likelihood of recoverability of the net deferred tax assets in the loss jurisdictions is less than the “more likely than not” threshold, in addition to the valuation allowance recorded in connection with the deferred tax assets in Italy in the first quarter of 2015, a valuation allowance is maintained on the entire domestic and certain foreign jurisdictions deferred tax assets.

For the three months ended March 31, 2016 and 2015 the Company incurred a pre-tax loss of approximately $8.5 million and $5.0 million, respectively, in the loss jurisdictions.

As of March 31, 2016, the Company had approximately $14.9 million of unrecognized tax benefits. There was no significant change in unrecognized tax benefits for the three months ended March 31, 2016. Although it is reasonably possible that our unrecognized tax benefits will change over the next 12 months, the Company does not anticipate such changes to have a significant impact on our income tax expense due to the valuation allowance position maintained in certain jurisdictions.

10. Debt Payable

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of March 31, 2016	March 31, 2016	December 31, 2015
(a) Revolving lines of credit—Italy and Argentina	$9,333	$0	$0
(b) Revolving line of credit—USA	30,000	0	0
(c) Other indebtedness		146	9

	$39,333	146	9
Less: current portion		35	9

Non-current portion		$111	$0

At March 31, 2016, the Company’s weighted average interest rate on outstanding debt was 11.0%. The Company is party to numerous credit agreements and other borrowings. All foreign currency denominated revolving lines of credit have been converted using the closing currency rate as of March 31, 2016.

(a) Revolving Lines of Credit – Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.3 million, which is unsecured, and $4.4 million which is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 0.8% to 3.8% as of March 31, 2016. At March 31, 2016 and December 31, 2015, there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $2.6 million. These lines are unsecured with no balance outstanding at March 31, 2016 and December 31, 2015. At March 31, 2016, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

(b) Revolving Line of Credit – USA

As of March 31, 2016, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $30.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At March 31, 2016 and December 31, 2015, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was $30.0 million with a maturity date of April 29, 2016. The Company did not renew this agreement. At March 31, 2016, the Company was in compliance with the covenants as defined by the agreement.

(c) Other indebtedness

Other indebtedness includes a capital lease bearing interest at 11.0%.

11. Equity

The following table summarizes the changes in equity for the three month period ended March 31, 2016 (in thousands, except for share amounts):

	Fuel Systems Stockholders’ Equity
	Common Stock					Accumulated Other Comprehensive Loss
	Shares	Amount	Additional Paid-In Capital	Shares Held in Treasury	Accumulated Deficit		Total Equity
Balance, December 31, 2015	18,094,043	$20	$322,144	$(20,742)	$(101,286)	$(46,049)	$154,087
Net loss	0	0	0	0	(6,474)	0	(6,474)
Foreign currency translation adjustment	0	0	0	0	0	4,642	4,642
Vesting of stock options	0	0	57	0	0	0	57
Issuance and vesting of restricted stock, net of shares withheld for employee tax	0	0	334	0	0	0	334

Balance, March 31, 2016	18,094,043	$20	$322,535	$(20,742)	$(107,760)	$(41,407)	$152,646

Shares Held in Treasury

As of March 31, 2016 and December 31, 2015, the Company had 2,049,065 shares, respectively, held in treasury with a value of approximately $20.7 million, respectively. On November 3, 2014, the Company’s Board of Directors approved a share repurchase program for up to $25.0 million of the Company’s common stock for up to one year. Under this program, 2,041,066 shares were repurchased in the open market. The remainder of the treasury shares held by the Company at March 31, 2016 relates to 1,419 shares that came from surrender of shares tendered for the exercise price in lieu of cash from the exercise of warrants, and 6,580 shares that came from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock.

12. Changes and Reclassifications in Accumulated Other Comprehensive Loss by Component

(a) Changes in Accumulated Other Comprehensive Loss by Component (all amounts are net of tax, except foreign currency items)

	Three Months Ended March 31, 2016 (in thousands)
	Unrealized Gains and (Losses) on Available -for-Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2015	0	(46,049)	(46,049)
Current period Other Comprehensive Income activity before reclassifications	0	4,642	4,642

Net current-period Other Comprehensive Income		4,642	4,642

Ending balance, March 31, 2016	0	(41,407)	(41,407)

	Three Months Ended March 31, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available -for-Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2014	0	(26,403)	(26,403)
Current period Other Comprehensive Income (Loss) activity before reclassifications	0	(15,586)	(15,586)

Net current-period Other Comprehensive Income (Loss)	0	(15,586)	(15,586)

Net current-period Other Comprehensive Income attributable to noncontrolling interest	0	35	35

Ending balance, March 31, 2015	0	(41,954)	(41,954)

(b) Reclassifications out of Accumulated Other Comprehensive Loss

For the three months ended March 31, 2016 and 2015, there were no reclassifications out of Accumulated Other Comprehensive Loss.

13. Stock-Based Compensation

The Company has one stock option plan and one phantom stock option plan that provide for the issuance of options and phantom stock options respectively, to key employees and directors of the Company at the fair market value at the time of grant. Options and phantom stock options granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options or phantom stock options be exercised more than ten years after the date of the grant. Phantom stock options convey the right to the grantee to receive a cash payment once exercisable, equal to the positive difference between the fair market value of the stock on the date of the exercise less the exercise price on the date of the grant.

Under the Company’s 2009 Restricted Stock Plan, the Company’s Board of Directors may grant restricted stock and restricted stock units to officers, employees and non-employee directors. Restricted stock is awarded to non-employee directors and normally vests in one year. In the current year, certain key employee personnel were awarded restricted stock units vesting on each anniversary of the grant date, over a period of three years. When the restricted stock units vest, at the discretion of the Board of Directors, employees will receive either stock or cash equal to the closing price of the stock on the vesting date times the number of units.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

Stock-based compensation expense for the three months ended March 31, 2016 and 2015 was allocated as follows (in thousands):

	Three Months Ended March 31,
	2016	2015
Cost of revenue	$12	$12
Research and development expense	14	9
Selling, general and administrative expense	365	100

	$391	$121

Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The Company has not recorded any excess tax benefits as a result of the net operating loss carry-forward position for United States income tax purposes.

Stock-Based Compensation Activity – Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for the three months ended March 31, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2015	117,020	$13.97	7.1 yrs	$0
Granted	0	0
Exercised	0	0
Forfeited	0	0

Outstanding at March 31, 2016	117,020	$13.97	6.9 yrs	$0

Vested and exercisable at March 31, 2016	48,606	$14.87	6.5 yrs	$0

The aggregate intrinsic value as of a particular date is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period. During the three months ended March 31, 2016 and 2015, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero, as there were no options exercised.

As of March 31, 2016, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.4 years. As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.7 years.

Phantom Stock Options

The following table displays stock option activity including the weighted average phantom stock option prices for the three months ended March 31, 2016:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2015	118,750	$14.02	7.1 yrs
Granted	0	0
Exercised	0	0
Forfeited	0	0

Outstanding at March 31, 2016	118,750	$14.02	6.8 yrs

Vested and exercisable at March 31, 2016	49,875	$14.91	6.2 yrs

The Company’s cash-settled phantom stock options are accounted for as liability awards and are re-measured at fair value each reporting period. Compensation expense is recognized over the requisite service period and is equal to the fair value less the exercise price of the stock. If the fair value is below the exercise price, no expense is recognized.

The phantom stock options have been accounted for as a liability within the Condensed Consolidated Financial Statements based on the closing price of the Company’s stock price at the reporting period end. As of March 31, 2016 and December 31, 2015, total liability related to phantom stock options were zero.

Stock-Based Compensation Activity – Restricted Stock and Restricted Stock Units

A summary of unvested restricted stock awards as of March 31, 2016 and changes during the three month period then ended are presented below.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2015	303,859	$10.65
Granted	30,000	5.68
Vested	0	0
Forfeited	(6,054)	8.26

Unvested at March 31, 2016 (1)	327,805	$10.24

(1)	Includes 291,000 restricted stock units

As of March 31, 2016, total unrecognized stock-based compensation cost related to unvested restricted stock and restricted stock units was approximately $2.0 million, which is expected to be recognized over a weighted-average period of approximately 2.1 years. As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested restricted stock was approximately $2.3 million, expected to be recognized over a weighted-average period of approximately 2.1 years.

14. Loss Per Share

The following table sets forth the computation of unaudited basic and diluted loss per share (in thousands, except share and per share data):

	Three Months Ended March 31,
	2016	2015
Numerator:
Net loss attributable to Fuel Systems Solutions, Inc.	$(6,474)	$(11,870)

Denominator:
Denominator for basic earnings per share—weighted average number of shares	18,094,043	19,194,976
Effect of dilutive securities:
Employee stock options	0	0
Unvested restricted stock	0	0

Dilutive potential common shares	18,094,043	19,194,976

Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.36)	$(0.62)

Diluted	$(0.36)	$(0.62)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted earnings per share:

	Three Months Ended March 31,
	2016	2015
Anti-dilutive instruments excluded from computation of diluted net income per share:
Options	117,020	88,264
Restricted stock and restricted stock units	305,387	1,493

15. Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the Condensed Consolidated Balance Sheets at March 31, 2016 and December 31, 2015 representing related party transactions with the Company:

	As of
	March 31, 2016	December 31, 2015
Current Receivables with related parties:
Bianco S.p.A. (a)	$263	$249
Others (b)	12	6
IMCOS Due S.r.L (c)	0	32
Current Receivables with JVs and related partners:
PDVSA Industrial S.A. (d)	1,505	1,445
Ideas & Motion S.r.L. (e)	28	29

	1,808	1,761
Less Allowance on Doubtful Accounts:
PDVSA Industrial S.A. (d)	(1,505)	(1,445)

	$303	$316

Current Payables with related parties:
TCN Vd S.r.L. (f)	631	773
TCN S.r.L. (g)	579	555
Europlast S.r.L. (h)	437	647
A.R.S. Elettromeccanica (i)	277	366
Grosso, de Rienzo, Riscossa, Di Toro e Associati (j)	76	104
Ningbo Topclean Mechanical Technology Co. Ltd. (k)	68	13
Others (b)	22	43
Erretre S.r.L. (l)	14	11
IMCOS Due S.r.L (c)	6	13
Current Payable with JVs and related partners:
Ideas & Motion S.r.L. (e)	0	0

	$2,110	$2,525

(a)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (g) below).
(b)

Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna, who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 5, 2014), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), Immobiliare IV Marzo (30% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and two employees of the Company), Delizie Bakery Srl (100% owned by IMCOS Due S.r.L., see (c) below), and Galup S.r.L. (90% owned by TCN S.r.L., see note (g) below).

(c)	IMCOS Due S.r.L. is 100 % owned by the Company’s Chief Executive Officer along with his brother Antonio Costamagna and their immediate family.
(d)

PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company. Due to uncertainty as to the collectability of the above receivable, a full allowance has been maintained.

(e)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.

(f)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (g) below) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(g)	TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(h)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.
(i)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (b) above).
(j)	Marco Di Toro, a former director of the Company who resigned effective March 4, 2016, is a partner of the law firm Grosso, de Rienzo, Riscossa, Di Toro e Associati.
(k)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (b) above).
(l)	Erretre S.r.l. is 70% owned by the Company’s Chief Executive Officer’s immediate family.

The following table sets forth amounts (services and goods) purchased from and sold to related parties (in thousands).

	Three Months Ended March 31,
	2016		2015
	Purchases	Sales	Purchases	Sales
Related Party Company:
TCN Vd S.r.L	$533	$0	$633	$0
Ningbo Topclean Mechanical Technology Co. Ltd.	383	0	355	0
A.R.S. Elettromeccanica	364	0	265	0
TCN S.r.L	308	0	377	0
Europlast S.r.L.	288	0	669	0
Erretre S.r.L	29	2	34	0
Others	16	12	37	17
Bianco S.p.A.	1	184	0	226
Grosso, de Rienzo, Riscossa, Di Toro e Associati	0	0	0	0
JVs and related partners:				0
PDVSA Industrial S.A.	0	0	0	342
Ideas & Motion S.r.L.	0	14	0	23

	$1,922	$212	$2,370	$608

Other Transactions with Related Parties

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2016, with the last agreement ending in 2020. The Company made payments to IMCOS Due S.r.L. of $0.6 million for the three months ended March 31, 2016 and 2015, respectively. In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L which resulted in write-offs of leasehold improvements for approximately $2.0 million. In the second quarter of 2015, IMCOS Due S.r.L. agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility. This amount is reflected in other (expense) income, net for the three months ended December 31, 2015. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices. As of March 31, 2016, approximately $45 thousand is included in Other Current Assets and $0.2 million is included in Other Assets on the Condensed Consolidated Balance Sheet. After termination of one of the leases from IMCOS Due S.r.L effective December 31, 2014, the billing of certain public utility connections was not transferred back to IMCOS Due S.r.L and payments in the amount of $32 thousand (€29 thousand) were made on behalf of IMCOS Due S.r.L. during 2015. All costs which were not billed to the new tenant by Company were reimbursed by IMCOS Due S.r.L. to the Company at the end of February 2016.

The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and one employee of the Company. The Company made payments to Immobiliare 4 Marzo S.a.s. of $0.1 million and $0.1 million for the three months ended March 31, 2016 and 2015, respectively. The terms of this lease reflects the fair market value of such property based upon an appraisal.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method. In connection with this agreement, the Company determined it would be in a loss position at its completion, and in accordance with the applicable guidance, recorded a loss of approximately $0.4 million in cost of revenue for the third quarter of 2015. As of March 31, 2016 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $4.1 million and $4.1 million, respectively. As of December 31, 2015 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $5.9 million and $5.9 million, respectively.

16. Commitments and Contingencies

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions against us related to these topics, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

The Company is aware of four putative stockholder class actions that have been filed since the announcement of the merger with Westport which challenge the proposed merger. We believe that the claims are without merit and intend to defend the actions vigorously.

On April 24, 2015, Mariano Costamagna agreed with the Company that, effective December 31, 2015 (the “Retirement Date”), he would retire and resign as the Chief Executive Officer of the Company and relinquish all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L. (“MTM”). In connection with his retirement, Mr. Costamagna entered into a Retirement Agreement (the “Retirement Agreement”) with the Company and MTM. Under the Retirement Agreement, in addition to his compensation until the Retirement Date, Mr. Costamagna is entitled to (i) an award of 100,000 shares of Company restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in the Retirement Agreement, on December 31, 2016, and (ii) a lump sum cash payment of €450,000 paid on December 31, 2015. Mr. Costamagna will continue as a director of MTM and the Company after the Retirement Date. Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units.

On December 16, 2015, Mariano Costamagna entered in an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provided for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) April 30, 2016. On April 30, 2016, Mariano Costamagna entered in a second amendment (the “Second Amendment”) to the Retirement Agreement, as amended by the Amendment, with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the previously agreed extension of his retirement date of April 30, 2016. The Second Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) June 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company started a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of facilities, recorded within selling, general, and administrative expenses on the Company’s Condensed Consolidated Statement of Operations.

The following tables represent the roll-forward of the accrued employee severance liability as of March 31, 2016 and December 31, 2015 included in Accrued expenses on the Condensed Consolidated Balance Sheets, as well as a detail of the costs accrued for rationalization of operations for the three months ended March 31, 2016 and 2015:

	As of
	March 31, 2016				December 31, 2015
Accrued Employee Severance (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total
Balance at beginning of period	$0	$654	$30	$684	$81	$48	$108	$237
Expenses	0	126	0	126	100	2,836	0	2,936
Payments	0	(419)	(8)	(427)	(181)	(2,214)	(78)	(2,473)
Effect of foreign currency translation	0	17	0	17	0	(16)	0	(16)

Balance at end of period	$0	$378	$22	$400	$0	$654	$30	$684

	Three Months Ended March 31, 2016
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Total
Employee Severance	$0	$126	$126
Long-lived and other assets write-off	0	0	0

Total Restructuring Costs	$0	$126	$126

	Three Months Ended March 31, 2015
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Total
Employee Severance	$100	$557	$657
Long-lived and other assets write-off	0	224	224

Total Restructuring Costs	$100	$781	$881

17. Business Segment Information

Business Segments. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation, (automotive OEM and aftermarket), and transportation infrastructure operations (compressors).

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies contained in the Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Financial Information by Business Segments. Financial information by business segment follows (in thousands):

	Three Months Ended March 31,
Revenue:	2016	2015
FSS Industrial	$23,848	$22,751
FSS Automotive	32,294	40,541

Total	$56,142	$63,292

	Three Months Ended March 31,
Operating Income (Loss):	2016	2015
FSS Industrial	$3,233	$2,092
FSS Automotive	(1,977)	(2,911)
Corporate Expenses	(6,384)	(3,633)

Total	$(5,128)	$(4,452)

	As of
Total Assets:	March 31, 2016	December 31, 2015
FSS Industrial	$110,750	$106,295
FSS Automotive	152,479	152,318
Corporate (1)	145,274	148,176
Eliminations	(177,573)	(178,350)

Total	$230,930	$228,439

(1)	Represents corporate balances not allocated to either of the business segments and primarily investments in subsidiaries, which eliminate on consolidation.

18. Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

For the three months ended March 31, 2016 and 2015, no customers represented more than 10.0% of consolidated sales.

Accounts Receivable

At March 31, 2016 and December 31, 2015, no customer represented more than 10.0% of consolidated accounts receivable.